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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                BIRD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                BIRD CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   090763103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 $1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   090763301
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                FRANK S. ANTHONY
                                 VICE PRESIDENT
                                BIRD CORPORATION
                              1077 PLEASANT STREET
                               NORWOOD, MA 02062
                                 (781) 551-0656

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

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

LOGO

BIRD
Corporation


                                                               January 16, 1998
Dear Stockholder:

  I am pleased to report that on January 12, 1998, Bird Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CertainTeed Corporation ("CertainTeed") and its wholly owned subsidiary, BI Expansion II Corp. (the "Purchaser"), that provides for the acquisition of the Company by CertainTeed through the acquisition by the Purchaser of all the outstanding shares of the common stock, $1 par value per share, of the Company (the "Common Shares") and all the outstanding shares of the $1.85 Cumulative Convertible Preference Stock, $1 par value per share, of the Company (the "Preference Shares", and together with the Common Shares, the "Shares"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") for all outstanding Common Shares and Preference Shares at a price of $5.50 per Common Share and $20 per Preference Share, which amount will not be adjusted for any dividends accrued and unpaid through the Expiration Date (as defined below). The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 13, 1998, unless the Offer is extended.

  Following the successful completion of the Offer, upon approval by stockholder vote, the Purchaser will be merged (the "Merger") with and into the Company, and all Shares not purchased in the Offer will be converted into the right to receive in cash $5.50 per Common Share and $20 per Preference Share, which amount will not be adjusted for any dividends accrued and unpaid through the Effective Date (as defined below).

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES. EACH OF THE DIRECTORS HAS AGREED TO TENDER HIS COMMON SHARES AND PREFERENCE SHARES IN THE OFFER. SUCH SHARES REPRESENT APPROXIMATELY 40.2% OF THE COMMON SHARES AND 16.2% OF THE PREFERENCE SHARES.

  In arriving at its recommendations, the Board of Directors gave consideration to a number of factors. These factors included the opinion of Lehman Brothers that, from a financial point of view, the consideration to be paid by CertainTeed pursuant to the Offer and the Merger is fair to the stockholders of the Company. All of the factors considered by the Board of Directors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendations.

  Also accompanying this letter is a copy of CertainTeed's and the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

  The Board of Directors and management of the Company thank you for the support you have given the Company.

  On behalf of the Board of Directors,

                                       Sincerely,

                                       /s/ Richard C. Maloof
                                       ---------------------
                                       Richard C. Maloof
                                       President

ITEM 1. SECURITIES AND SUBJECT COMPANY.

  The name of the subject company is Bird Corporation, a Massachusetts corporation (the "Company"), and the address of its principal executive offices is 1077 Pleasant Street, Norwood, Massachusetts 02062. The titles of the classes of equity securities to which this statement relates are (i) the common stock, par value $1 per share (the "Common Stock"), of the Company and
(ii) the $1.85 Cumulative Convertible Preference Stock, par value $1 per share (the "Preference Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer by BI Expansion II Corp., a Massachusetts corporation (the "Purchaser"), which is a wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation ("CertainTeed"), which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), to purchase all outstanding shares of Common Stock (the "Common Shares") at a price (the "Common Price") of $5.50 per Common Share net to the seller in cash without interest thereon, and all outstanding shares of Preference Stock (the "Preference Shares", and, together with the Common Shares, the "Shares") at a price (the "Preference Price") of $20 per Preference Share, which amount shall not be adjusted for any dividends accrued and unpaid through the Expiration Date (as defined below), net to the seller in cash without interest thereon, as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated January 16, 1998 filed by the Purchaser, CertainTeed and Saint-Gobain with the Securities and Exchange Commission (the "SEC"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are referred to collectively herein as the "Offer Documents"). A copy of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibit (a)(1) and Exhibit (a)(2), respectively.

  The Offer to Purchase states that the principal executive offices of the Purchaser and CertainTeed are located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482.

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 12, 1998 (the "Merger Agreement"), among CertainTeed, the Purchaser and the Company pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, including approval of the Merger Agreement by the Company's stockholders, the Purchaser will be merged with and into the Company (the "Merger"), with the Company (the "Surviving Corporation") surviving the Merger as a wholly owned subsidiary of CertainTeed. In the Merger, each Share outstanding on the effective date of the Merger (the "Effective Date") (other than Shares held by stockholders who perfect their appraisal rights under Massachusetts law, Shares held in the Company's treasury and Shares held directly by the Purchaser or CertainTeed) will be converted into the right to receive $5.50 (in the case of Common Shares) and $20, which amount shall not be adjusted for any dividends accrued and unpaid through the Effective Date (in the case of Preference Shares), in each case in cash, without interest. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company. See "The Merger Agreement--Conditions to the Merger". The purpose of the Offer, the Merger Agreement and the Merger is to enable CertainTeed, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. The Purchaser has indicated that it intends, as soon as practicable following consummation of the Offer, to hold a special meeting of stockholders (the "Special Meeting") to approve the Merger and, as soon as practicable thereafter, to consummate the Merger. The Merger Agreement is filed as Exhibit (c)(1) hereto and is hereby incorporated herein by reference in its entirety.

  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date such number of Common Shares that would constitute at least 66 2/3% of all outstanding Common Shares (determined on a fully diluted basis on the Expiration Date), (ii) there being validly tendered and not withdrawn prior to the Expiration Date such number of Preference Shares that would constitute at least

66 2/3% of all outstanding Preference Shares (clauses (i) and (ii) together being the "Minimum Condition"), (iii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the "HSR Condition") and (iv) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any governmental authority required or necessary in connection with the Offer, the Merger and the Merger Agreement referred to herein and the transactions contemplated by the Merger Agreement having been obtained and being in full force and effect (the "Required Consents Condition"). The Purchaser has reserved the right (subject to obtaining the consent of the Company, if required, and the applicable rules and regulations of the SEC) to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares necessary to satisfy the Minimum Condition. The Purchaser has indicated that it presently does not intend to waive the Minimum Condition. The conditions to the Offer are more fully described herein under "The Merger Agreement--Certain Conditions of the Offer" and in Sections 1 and 14 of the Offer to Purchase, which is filed as Exhibit (a)(1) hereto, and incorporated herein by reference.

  The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, February 13, 1998, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

  As of December 31, 1997, there were 4,159,877 Common Shares outstanding, 497,200 Common Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Common Shares ("Stock Options"), 731,955 Common Shares authorized for issuance pursuant to conversion of the Preference Shares at $22.25 per Common Share (which is substantially above the Common Price) and 814,300 Preference Shares outstanding. For purposes of the Offer, Common Shares outstanding on a fully diluted basis will not include Common Shares issuable upon conversion of Preference Shares that have been validly tendered and not withdrawn prior to the Expiration Date or issuable upon the exercise of any Stock Options to the extent holders of such Stock Options have agreed not to exercise such Stock Options as long as the Merger Agreement is in effect. Based upon the foregoing, the Purchaser has informed the Company that approximately 2,898,000 Common Shares (assuming that all Preference Shares are so validly tendered and not withdrawn and all holders of Stock Options with an exercise price above the Common Price so agree) or approximately 3,593,000 Common Shares (assuming conversion of all outstanding Preference Shares and exercise of all outstanding Stock Options) and approximately 542,900 Preference Shares (assuming no conversion or redemption of any Preference Shares) must be validly tendered and not properly withdrawn prior to the Expiration Date in order for the Minimum Condition to be satisfied.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement (as defined below) in the sections entitled "EXECUTIVE COMPENSATION" and "DIRECTORS' COMPENSATION". The Company's Information Statement as mailed to the Company's stockholders on January 16, 1998 (the "Information Statement") is attached hereto as Annex A, filed as Exhibit (a)(3) hereto, and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors, executive officers and affiliates are contained in the Merger Agreement, filed as Exhibit (c)(1) hereto and incorporated herein by reference, and are described below under "The Merger Agreement" and "Additional Agreements, Arrangements and Understandings."

THE MERGER AGREEMENT

  The Merger Agreement. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the

Company, and each then outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Massachusetts law, Shares held in the Company's treasury and Shares held directly by the Purchaser or CertainTeed) will be converted into the right to receive an amount in cash equal to (in the case of Common Shares) $5.50 per Common Share and (in the case of Preference Shares) $20 per Preference Share, which amount shall not be adjusted for any dividends accrued and unpaid through the Effective Date. All outstanding shares of the Company's 5% Cumulative Preferred Stock, par value $100 per share (the "5% Stock"), will remain issued and outstanding after the Merger and will be called for redemption and retirement as soon as practicable following the Merger at a price equal to $110 per share, plus all accrued and unpaid dividends thereon as of the date of redemption and retirement.

  (1) Vote Required to Approve Merger. If the Purchaser acquires, through the Offer or otherwise (i) at least 66 2/3% of the outstanding Common Shares and
(ii) at least 66 2/3% of the outstanding Preference Shares, which would be the case if the Minimum Condition were satisfied, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

  (2) Conditions to the Merger.

  (A) Conditions to the obligations of CertainTeed and the Purchaser. The obligations of CertainTeed and the Purchaser under the Merger Agreement are subject to the satisfaction, on or prior to the closing date of the Merger (the "Closing Date"), of each of the following conditions, each of which may be waived by CertainTeed and the Purchaser except as otherwise provided by law, provided that upon the acceptance of any Common Shares and Preference Shares, if any, by the Purchaser pursuant to the Offer (the "Consummation of the Offer") each of the following conditions (other than the conditions set forth in clauses (iii)(b), (iii)(d) and (iv)(b) below) shall be deemed waived by the Purchaser and CertainTeed: (i) the representations and warranties of the Company contained in the Merger Agreement (without regard to any supplemental information provided after the date of the Merger Agreement) that are qualified as to materiality shall be true and correct, and the representations that are not so qualified shall be true and correct in all material respects, in each case on and as of the date of the Merger Agreement and on and as of the Effective Date, and between the date of the Merger Agreement and the Effective Date there shall not have been any event or change in circumstance causing or reasonably anticipated to cause in the future (a) any material adverse effect on the business, assets, properties, condition (financial or other) or results of operations of the Company and its subsidiaries taken as a whole or the Surviving Corporation and its subsidiaries taken as a whole or (b) any material adverse effect on the ability of the Company to carry out the transactions contemplated by the Merger Agreement without significant unanticipated delay or expense (clauses
(a) and (b) together being a "Material Adverse Effect"); (ii) each of the obligations of the Company to be performed by it on or before the Closing Date pursuant to the terms of the Merger Agreement shall have been duly performed or complied with in all material respects by the Closing Date; (iii)(a) all corporate action necessary by the Company to authorize the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger) shall have been duly and validly taken, and the Company and the Purchaser shall have full right and power to merge on the terms provided in the Merger Agreement;
(b) the holders of the Common Shares and the Preference Shares shall have duly approved the Merger at the Special Meeting (other than if such approval shall not have occurred solely due to the breach by CertainTeed or the Purchaser of its obligation, upon consummation of the Offer, to vote its Common Shares and Preference Shares in favor of the Merger); (c) all consents, approvals and authorizations from third persons and governmental authorities identified in the Schedules to the Merger Agreement required to consummate the transactions contemplated by the Merger Agreement shall have been obtained; and (d) all applicable waiting periods under the HSR Act shall have expired or been terminated; (iv)(a) there shall not be any pending or threatened suit, action or proceeding by any governmental authority (1) challenging the acquisition by CertainTeed or the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement that are material in relation to the Company and its subsidiaries taken as a whole, (2) seeking to prohibit or limit the ownership or operation by the Company, CertainTeed or any of their respective subsidiaries of any material portion of the business or assets of the Company, or any of their respective subsidiaries, or to compel the Company, CertainTeed or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, CertainTeed or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, (3) seeking to impose limitations on the ability of CertainTeed or the Purchaser to acquire or hold, or exercise full rights of ownership of, any shares of common stock of the Surviving Corporation, (4) seeking to prohibit CertainTeed or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or of CertainTeed and its subsidiaries or (5) which otherwise is reasonably likely to have a Material Adverse Effect, (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order or legal restraint or prohibition enacted, entered, promulgated, enforced, issued or deemed applicable to the Merger or the transactions contemplated thereby, or any other action shall be taken by any governmental authority or court, in each case preventing the consummation of the Merger or the transactions contemplated thereby, shall be in effect; (v) all directors of the Company whose resignation is requested by CertainTeed at least five days before the Closing Date will have submitted their resignations effective as of the Closing Date; (vi) no more than ten percent of the issued and outstanding shares of any class of equity securities of the Company entitled to dissenters rights as of the Closing Date shall be dissenting shares entitled to receive the fair value of such shares in accordance with Sections 85 through 98 inclusive of the Massachusetts Business Corporation Law (the "MBCL"); (vii) each outstanding option (each a "Stock Option") issued under the Company's 1982 Stock Option Plan, as amended (the "1982 Option Plan"), the Company's 1992 Stock Option Plan, as amended (the "1992 Option Plan") and the Company's 1992 Non-Employee Directors Stock Option Plan, as amended (the "Non-Employee Directors Option Plan") shall have been amended to effect the transactions contemplated by the Merger Agreement; and (viii) the Company shall have furnished CertainTeed with such certificates of its officers and others to evidence compliance with the conditions set forth in the Merger Agreement as may be reasonably requested by CertainTeed, and the form and substance of all opinions, certificates and other documents required by or furnished pursuant to the Merger Agreement shall be satisfactory in all reasonable respects to CertainTeed and its counsel.

  (B) Conditions to the Obligations of the Company. The obligations of the Company under the Merger Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, each of which may be waived by the Company except as otherwise provided by law, provided that, upon Consummation of the Offer, each of the following conditions (other than the conditions set forth in clauses (iii) and (iv) below) shall be deemed waived by the Company: (i) the representations and warranties of CertainTeed and the Purchaser contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations that are not so qualified shall be true and correct in all material respects, in each case on and as of the date of the Merger Agreement and on and as of the Effective Date; (ii) each of the obligations of CertainTeed and the Purchaser to be performed by them on or before the Closing Date pursuant to the terms of the Merger Agreement shall have been duly performed and complied with in all material respects by the Closing Date; (iii)(a) all corporate action necessary by the Purchaser and CertainTeed to authorize the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement shall have been duly and validly taken, the Purchaser shall have full right and power to merge on the terms provided in the Merger Agreement and the Company's stockholders shall have approved the Merger at the Special Meeting called for that purpose; (b) all consents, approvals and authorizations from third persons and governmental authorities identified in the Schedules to the Merger Agreement required to consummate the transactions contemplated by the Merger Agreement shall have been obtained; and (c) all applicable waiting periods under the HSR Act shall have expired or been terminated; (iv) no judicial, administrative or arbitration order, award, judgment, writ, injunction or decree shall have been entered by a governmental authority with proper jurisdiction and not revised prohibiting the Merger, and no legal action shall have been instituted by any governmental authority challenging the Merger which if successful would prohibit the consummation of the Merger; and (v) CertainTeed and the Purchaser shall have furnished the Company with such certificates of their respective officers and others to evidence compliance with the conditions set forth in the Merger Agreement as may be reasonably requested by the Company, and the form and substance of all certificates and other documents required by or furnished pursuant to the Merger Agreement shall be satisfactory in all reasonable respects to the Company and its counsel.

  (3) Termination of the Merger Agreement. Unless the Consummation of the Offer shall have occurred and Designated Directors (as defined below) shall constitute at least a majority of the members of the Board of Directors of the Company (the "Board"), the Merger Agreement shall be terminated, and the Merger abandoned, if the requisite vote of the Company's stockholders with respect to the Merger Agreement is not obtained as contemplated by the Merger Agreement. Notwithstanding approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company or by CertainTeed, the Merger Agreement may be terminated, and the Offer and Merger abandoned, at any time prior to the Effective Date:

    (A) by mutual consent of CertainTeed, the Purchaser and the Company;

    (B) unless the Consummation of the Offer shall have occurred and Designated Directors shall constitute at least a majority of the members of the Board of the Company, by CertainTeed, the Purchaser or the Company at any time after June 30, 1998;

    (C) by CertainTeed or the Purchaser if (a) the Offer terminates without any Shares being accepted for payment due to (x) failure of the Minimum Condition or (y) any of the other conditions to the Offer (other than solely the condition described in Section (c) of numbered paragraph (14) hereof) shall have become impossible to fulfill and shall not have been waived (see "--Certain Conditions of the Offer"), (b) any of the conditions to the obligations of CertainTeed and the Purchaser to consummate the Merger becomes impossible to fulfill and shall not have been waived or deemed waived in accordance with the Merger Agreement (it being understood that with respect to any condition described in clause (iv) (b) of numbered paragraph (2)(A) above, any condition described therein relating to an order, injunction or judicial decree shall be deemed not to have become impossible to fulfill until such order, injunction or decree shall have become final and non-appealable), (c) the Board of the Company withdraws or modifies its approval or recommendation of the Merger Agreement, the Offer or the Merger or (d) unless the Consummation of the Offer shall have occurred and Designated Directors shall constitute at least a majority of the members of the Board of the Company, the Company fails to perform in any material respect any of its obligations under the Merger Agreement or breaches in any material respect any provision of the Merger Agreement, and the Company has failed to perform such obligation or cure such breach within 10 days of its receipt of written notice thereof from CertainTeed or the Purchaser and such failure to perform shall not have been waived in accordance with the terms of the Merger Agreement; or

    (D) by the Company if (a) any of the conditions to the obligations of the Company to consummate the Merger shall become impossible to fulfill and shall not have been waived in accordance with the terms of the Merger Agreement, (b) CertainTeed or the Purchaser fails to perform in any material respect any of its obligations under the Merger Agreement or breaches in any material respect any provision of the Merger Agreement, and CertainTeed and the Purchaser have failed to perform such obligation or cure such breach within 10 days of its receipt of written notice thereof from the Company and such failure to perform shall not have been waived in accordance with the terms of the Merger Agreement, (c)(i) the Board of the Company withdraws or modifies its approval or recommendation of the Merger Agreement, the Offer or the Merger and (ii) the Company pays CertainTeed in cash all CertainTeed's Expenses and the Alternate Transaction Fee (each as defined in the first paragraph under "Fees and Expenses" below) or (d) if the Purchaser (i) shall have failed to commence the Offer within the time required under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) shall have failed to pay for any Shares accepted for payment pursuant to the Offer and, in the case of clause (ii), the Purchaser shall have failed to make such payment within three business days of receipt of written notice thereof from the Company.

  Notwithstanding any provisions to the contrary in the Merger Agreement, (i) the sole remedy of CertainTeed or the Purchaser for a breach by the Company of any representation or warranty set forth in the Merger Agreement shall be the termination of the Merger Agreement (if permitted by the Merger Agreement) unless such breach was made with the actual knowledge of the President of the Company or the Vice President and General Counsel of the Company, after due inquiry of other managerial employees of the Company who would be reasonably expected to have knowledge as to the matter represented (a "Company Willful Misrepresentation"), and (ii) the sole remedy of the Company for a breach by CertainTeed or the Purchaser of any representation or warranty set forth in the Merger Agreement shall be the termination of the Merger Agreement (if permitted by the Merger Agreement) unless such breach was made with the actual knowledge of the President or Executive Vice President of CertainTeed, after due inquiry of other managerial employees of CertainTeed who would be reasonably expected to have knowledge as to the matter represented (a "CertainTeed Willful Misrepresentation").

  (4) Procedure for Termination and Amendment. The Merger Agreement provides that the termination or amendment of the Merger Agreement pursuant to the Merger Agreement requires, in the case of the Company, action by its Board or the duly authorized designee of its Board in order to be effective. In the event that the Purchaser's designees are appointed or elected to the Board of the Company as provided in the Merger Agreement, after the Consummation of the Offer and prior to the time the Merger becomes effective, the affirmative vote of at least a majority of the Continuing Directors (as defined below) shall be required for the Company to agree to amend, waive compliance with or terminate the Merger Agreement.

  (5) Takeover Proposals. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries or affiliates to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries to (a) solicit or initiate, or knowingly encourage the submission of, any takeover proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, any takeover proposal (except for (i) non-confidential information, or (ii) filings with the SEC); provided, however, that prior to the earlier of the Consummation of the Offer or the Special Meeting, to the extent required by the fiduciary obligations of the Board of the Company, as determined in good faith by the Board of the Company based on the advice of counsel, the Company may, (A) in response to an unsolicited request therefor, furnish information with respect to the Company (pursuant to a confidentiality agreement at least as restrictive (as determined by the Company's counsel) as the Confidentiality Agreement dated April 13, 1994, as amended, between the Company and Saint-Gobain Corporation, a Pennsylvania corporation and an indirect wholly owned subsidiary of Saint-Gobain) to any person who has indicated to the Company that it is interested in pursuing a qualified takeover proposal and discuss such information (but not the terms of any possible takeover proposal) with such person and (B) upon receipt by the Company of a qualified takeover proposal, following the delivery to CertainTeed of the notice required pursuant to the Merger Agreement, participate in discussions or negotiations regarding such qualified takeover proposal. Without limiting the foregoing, it is understood that any violation of the restrictions described in the preceding sentence by any officer of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or its subsidiaries shall be deemed a breach of the Merger Agreement by the Company. For purposes of this Section under the heading "Takeover Proposals", "takeover proposal" means any proposal for a merger or other business combination (regardless of legal form) involving the Company or any subsidiary or any proposal or offer to acquire in any manner, directly or indirectly, a substantial portion of the assets or business of the Company or a substantial equity interest in, or any substantial amount of voting securities of, the Company or any subsidiary, or any other transaction outside the ordinary course of business and not otherwise specifically permitted by the terms of the Merger Agreement the consummation of which would impede or prevent the consummation of the Merger pursuant to the terms of the Merger Agreement; and "qualified takeover proposal" means a takeover proposal having terms which the Board of the Company determines (based on, among other things, the advice of a financial advisor of nationally recognized reputation) and after giving due consideration to the Stockholder Agreement in its good faith reasonable judgment to be more favorable to the holders of Common Shares than the Common Price and to the holders of Preference Shares than the Preference Price and likely to be fully financed and consummated.

  The Merger Agreement provides further that, except as described below, neither the Company's Board nor any committee thereof shall (i) withdraw or modify or propose to withdraw or modify, in a manner adverse to CertainTeed or the Purchaser, the approval or recommendation by such Board or any such committee of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend, or propose to approve or recommend, any takeover proposal or (iii) enter into any agreement with respect to any takeover proposal. Notwithstanding the foregoing, in the event the Board of the Company receives a qualified takeover proposal, the Board of the

Company or any committee thereof or the Company may (subject to the limitations described in the preceding paragraph) withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger at any time after 48 hours following CertainTeed's receipt of written notice (a "Notice of Qualified Takeover Proposal") advising CertainTeed that the Board of the Company has received a qualified takeover proposal, specifying the material terms and conditions of such qualified takeover proposal and identifying the person making such qualified takeover proposal. The Company may take any of the foregoing actions pursuant to the provision described in the preceding sentence only until the earlier of the Consummation of the Offer or the approval of the Merger at the Special Meeting. The Company shall not be prohibited from taking and disclosing to its stockholders a position contemplated by SEC Rule 14e-2(a) under the Exchange Act following CertainTeed's receipt of a Notice of Qualified Takeover Proposal provided that the Company does not withdraw or modify its position with respect to the Merger or approve or recommend a takeover proposal.

  In addition to the obligations of the Company described in the preceding paragraphs, the Company shall promptly advise CertainTeed orally and in writing of any request for information or of any takeover proposal, or any inquiry with respect to any takeover proposal, the material terms and conditions of such request, takeover proposal or inquiry and the identity of the person making any such takeover proposal or inquiry. The Company shall keep CertainTeed fully informed of the status and details of any such request, takeover proposal or inquiry.

  (6) Fees and Expenses. Except with respect to the circumstances described below, the Merger Agreement provides that each of the Purchaser, CertainTeed and the Company will bear its own costs, fees and expenses in connection with the negotiation, execution, delivery and performance of the Merger Agreement and the consummation of the Offer and the Merger.

  The Merger Agreement provides that in the event that the Board of the Company wishes to withdraw or adversely modify its approval or recommendation of the Merger Agreement, the Offer or the Merger, prior to such withdrawal or modification the Company shall pay in same day funds to CertainTeed (a) its Expenses (defined below) incurred to date and thereafter shall pay in same day funds to CertainTeed within one business day after demand therefor all subsequently incurred Expenses, provided, that the Company shall not be obligated to pay any such Expenses to the extent they exceed an aggregate of $1 million, and (b) an alternate transaction fee of $1.5 million (the "Alternate Transaction Fee"). In the event the Company receives a takeover proposal from a person other than CertainTeed or one of its affiliates or a takeover proposal is publicly disclosed prior to the Expiration Date (or in the case of clauses (ii) and (iii), prior to the Special Meeting) or, if earlier, termination of the Merger Agreement, and (i) at the Expiration Date a sufficient number of Shares shall not have been tendered to satisfy the Minimum Condition, (ii) at the Special Meeting the required approval of the Merger by the Company's stockholders is not obtained, or (iii) the Merger Agreement is terminated (other than by the Company if the Board of the Company withdraws or modifies its approval or recommendation of the Merger Agreement or the Merger) prior to a vote on the Merger at the Special Meeting unless the Consummation of the Offer shall have occurred, the Company shall pay in same day funds to CertainTeed within two business days after the earlier of such Expiration Date, Special Meeting or termination of the Merger Agreement (a) all Expenses incurred to date, and thereafter will pay in same day funds to CertainTeed within one business day after demand therefor, all subsequently incurred Expenses, provided, that the Company shall not be obligated to pay any such Expenses to the extent they exceed an aggregate of $1 million, and
(b) the Alternate Transaction Fee. With regard to the immediately preceding sentence, "Expenses" means all out-of-pocket fees and expenses (including without limitation all travel expenses and all fees and expenses of counsel, investment banking firms, accountants, experts and consultants to CertainTeed or the Purchaser) incurred or paid by or on behalf of CertainTeed or the Purchaser after January 1, 1996 in connection with or leading to the Merger Agreement, the transactions contemplated thereby, and performing or securing the performance of the obligations of the parties thereunder, including, without limitation, such fees and expenses related to preparation and negotiation of documentation and conducting due diligence. CertainTeed is required within 36 hours after request therefor to advise the Company of an estimate of its Expenses if the Company wishes to withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger pursuant to the Merger Agreement.

  The Merger Agreement also provides that in the event that the Merger Agreement is terminated, the Offer is terminated or the Merger does not occur
(i) solely due to a breach by CertainTeed or the Purchaser of any of its covenants or obligations under the Merger Agreement or due to a CertainTeed Willful Misrepresentation or (ii) solely due to a breach by the Company of any of its covenants or obligations under the Merger Agreement or due to a Company Willful Misrepresentation, then in the case of a termination pursuant to clause (i) above, CertainTeed and the Purchaser shall promptly pay to the Company, and in the case of termination pursuant to clause (ii) above, the Company shall promptly pay to CertainTeed and the Purchaser, in same day funds all Expenses (as defined below) incurred to date (after giving credit for any reimbursement of expenses already made pursuant to the provisions described in the immediately preceding paragraph) and thereafter shall pay in same day funds within one business day after demand therefor all subsequently incurred Expenses. For purposes of the provisions described in this paragraph, "Expenses" means all out-of-pocket fees and expenses (including without limitation all travel expenses and all fees and expenses of counsel, investment banking firms, accountants, experts and consultants to CertainTeed or the Company, as the case may be) incurred or paid by or on behalf of CertainTeed, the Purchaser or the Company, as the case may be, after January 1, 1996 in connection with or leading to the Merger Agreement, the transactions contemplated thereby, and performing or securing performance of the obligations of the parties thereunder, including, without limitation, such fees and expenses related to preparation and negotiation of documentation and conducting due diligence. Nothing described in this or the immediately preceding paragraph limits damages that would otherwise be recoverable for breaches under the Merger Agreement.

  (7) Conduct of Business by the Company. Pursuant to the Merger Agreement, except as otherwise expressly contemplated or permitted by the Merger Agreement or otherwise consented to or approved by an authorized officer of CertainTeed, the Company has agreed that prior to the Effective Date (or, if earlier, when a majority of the members of the Board of the Company are designees of the Purchaser in accordance with the Merger Agreement) the business of the Company and its subsidiaries shall be conducted in the ordinary course consistent with past practice and: (a) no change will be made in the respective articles or certificate of organization or incorporation or by-laws of the Company or any of its subsidiaries; (b) no change shall be made in the number of shares of the Company's authorized, issued or outstanding capital stock; nor shall any conversion rights by which the Company or any subsidiary is or may become bound to issue, transfer, sell, repurchase or otherwise acquire or retire any shares of capital stock or other ownership interest of the Company or any subsidiary, or any securities convertible into or exchangeable or exercisable for any such shares or other ownership interest be granted, made, redeemed or amended; nor will the Company or any subsidiary issue, deliver, pledge or sell any such shares, securities or obligations (except deliveries or pledges in favor of the Company's senior lenders); provided, however, that the Company is permitted to issue shares or other securities as contemplated by the Company's Employee's Savings and Profit Sharing Plan (the "Savings Plan") as in effect on the date of the Merger Agreement and is permitted to issue Common Shares in connection with the due exercise of Stock Options issued pursuant to the 1982 Option Plan, the 1992 Option Plan, the Non-Employee Directors Option Plan or any other right or convertible security outstanding as of the date of the Merger Agreement in accordance with the existing terms thereof; (c) no dividend shall be declared or paid or other distribution (whether in cash, stock, property or any combination thereof) or payment declared or made in respect of the Common Shares, 5% Stock, or Preference Shares or any other outstanding capital stock of the Company, nor shall the Company or any subsidiary (i) purchase, acquire or redeem any Common Shares, 5% Stock or Preference Shares or (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (d) neither the Company nor any subsidiary shall enter into any material contract, or except in the ordinary course of business consistent with past practice any other agreement, commitment or instrument; (e) the Company shall use and shall cause each subsidiary to use its and their respective reasonable efforts to preserve its and their business organization intact, to keep available the services of its and their officers and present key employees and to preserve its and their properties and the goodwill of its and their suppliers, customers and others with whom business relationships exist; (f) the Company shall not take, agree to take or permit any subsidiary to take any action or do or permit to be done anything in the conduct of its business or that of any subsidiary which would be contrary to or in breach of any of the terms or provisions of the Merger Agreement or which would cause any of the representations of the Company contained in the Merger Agreement to be or become untrue in any material respect; (g) neither the Company nor any of its subsidiaries shall adopt or amend in any material respect or terminate any benefit plan, except as required by law, or change any actuarial or other assumption used to calculate funding obligations with respect to any Company pension plan (except to the extent that failure to make such change would result in noncompliance with generally accepted accounting principles ("GAAP"), the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the Internal Revenue Code of 1986, as amended (the "Code"), or change the manner in which contributions to any Company pension plan are made or the basis on which such contributions are determined, except as required by applicable law; (h) the Company shall not acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory, raw materials, supplies and similar materials in the ordinary course of business consistent with past practice and capital expenditures complying with clause (k) below; (i) the Company shall not sell, lease, license, mortgage or otherwise encumber or subject to any lien (except in favor of the Company's senior lenders or certain liens permitted under the Merger Agreement) or otherwise dispose of any of its material properties or assets, except bona fide sales of inventory in the ordinary course of business consistent with past practice; (j) the Company shall not (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and routine endorsements in the process of collection, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or routine travel and similar advances to employees; (k) the Company shall not make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $250,000; (l) the Company shall not make any tax election or settle or compromise any income tax liability; provided that CertainTeed shall not unreasonably withhold any consent or approval of any such tax election, settlement or compromise; (m) the Company will not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities that are reflected or reserved against in the Company's balance sheet as September 30, 1997, or incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party, except as permitted by the Merger Agreement; and (n) the Company shall not authorize any of, or commit or agree to take any of, the foregoing actions.

  In addition, without prior consent of an authorized officer of CertainTeed, which consent shall not be unreasonably withheld, the Company shall not make any election fixing the rate or rates payable under the Company's revolving credit agreement for a term that could reasonably be expected to extend beyond the Effective Date.

  The Merger Agreement requires CertainTeed to respond within a reasonable period of time to any request for consent or approval required to take any of the actions described in the preceding paragraphs.

  The Merger Agreement also requires that the Company promptly advise CertainTeed orally and in writing of any change or event of which the Company has knowledge having, or which, insofar as can reasonably be foreseen, would have, a Material Adverse Effect.

  (8) Directors. Subject to compliance with applicable law (including Section 14(f) of the Exchange Act), upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Purchaser shall be entitled to designate at least a majority of the members of the Board of Directors of the Company, and the Company and its Board of Directors shall, at such time, take any and all such action (including to increase the size of the Board of Directors or to use their best efforts to cause directors to resign) needed to cause a sufficient number of the Purchaser's designees to be appointed to the Company's Board of Directors such that the designees shall constitute such majority (any director so designated by the Purchaser, a "Designated Director"). It is understood that immediately after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer (x) the Company's Board of Directors shall consist of seven members,
(y) the initial designees of the Purchaser to the Company's Board of Directors are expected to be George B. Amoss, Gianpaolo Caccini, James E. Hilyard and Bradford C. Mattson and (z) the remaining members of the Company's Board of Directors are expected to be Frank Anthony, Antonio J. Lorusso, Jr. and Richard C. Maloof. In the event that, after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer and prior to the Effective Time (as defined in the Merger Agreement), the number of members of the Board of Directors increases (including pursuant to the provisions of the Preference Shares and the 5% Stock), the Company and its Board of Directors shall, at such time, take any and all such additional action (including to increase the size of the Board of Directors, to use their best efforts to cause additional directors to resign and to appoint additional designees of the Purchaser) needed to cause a sufficient number of the Purchaser's designees to be appointed to the Board of Directors such that the designees shall then constitute at least a majority of the members of the Board of Directors. The Company, CertainTeed and the Purchaser shall use their respective best efforts to cause at least three members of the Company's Board of Directors at all times prior to the Effective Time to be Continuing Directors. "Continuing Director" means (a) any member of the Company's Board of Directors on the date of the Merger Agreement, (b) any member of the Company's Board of Directors who is not an employee or director or affiliate of, and not a Designated Director or other nominee of, the Purchaser or CertainTeed or their respective subsidiaries, and (c) any successor of a Continuing Director who is (i) not an employee or director or affiliate of, and not a Designated Director or other nominee of, the Purchaser or CertainTeed or their respective subsidiaries and (ii) recommended to succeed such Continuing Director by at least a majority of the then Continuing Directors.

  (9) Stock Options. The Merger Agreement provides that, with respect to unexpired Stock Options, whether or not exercisable at the Effective Date, including stock appreciation rights relating thereto, outstanding on the Effective Date which have been issued pursuant to the 1982 Option Plan, the 1992 Option Plan or the Non-Employee Directors Option Plan, each such Stock Option with an exercise price less than the Common Price (an "Eligible Option") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, for each Common Share subject thereto, a cash payment without interest equal to the Common Price, less the per share exercise price of each such Stock Option. Such Stock Options will be canceled upon such cash payment following the Merger. Any Stock Option with an exercise price equal to or greater than the Common Price (an "Ineligible Option") shall be canceled upon the Effective Date without payment of any consideration. The Merger Agreement requires the Company to use its best efforts to amend each outstanding Stock Option issued under the 1982 Option Plan, the 1992 Option Plan and the Non-Employee Directors Option Plan to effect the transactions contemplated by the Merger Agreement, including the cancellation of the Stock Options in connection with the Merger in accordance with the foregoing. Each Common Share issued by the Company but not yet vested pursuant to the Savings Plan shall, in connection with the Merger, become vested in the person to whose account such Common Share was issued and converted into the right to receive the Common Price pursuant to the Merger Agreement.

  The Company has informed the Purchaser that, as of January 12, 1998, there were no Common Shares held in escrow pursuant to the Company's Long Term Incentive Compensation Plan (the "LTIP"), and the LTIP has been terminated. Immediately following the Effective Date, the Company's 1982 Option Plan, 1992 Option Plan and Non-Employee Directors Option Plan shall be terminated and no further stock awards or stock options will be granted thereunder from and after the date of the Merger Agreement.

  (10) Indemnification and Insurance. In the Merger Agreement, CertainTeed and the Purchaser have agreed that all rights to indemnification in existence as of the date of the Merger Agreement in favor of the directors or officers of the Company and its subsidiaries (the "Indemnified Parties") as currently provided in their respective certificates or articles of incorporation or organization and by-laws or in any agreements, contracts or arrangements with the Company or any of its subsidiaries in effect as of the date of the Merger Agreement and previously furnished to CertainTeed and to the extent not in violation of applicable state law, shall survive the Merger and shall continue in full force and effect for a period of five years from the Effective Date; provided that, in the event any claim or claims are asserted or made within such five year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. In addition, the Merger Agreement provides that, to the extent currently provided in the certificates or articles of incorporation or organization and by-laws of the Company and its subsidiaries and Massachusetts law, or agreements, contracts or arrangements disclosed to CertainTeed with the Company or any of the subsidiaries, in the event that any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transaction contemplated by the Merger Agreement, occurring prior to, and including, the Effective Date, or otherwise relating to or arising out of such matters, CertainTeed or the Surviving Corporation will periodically advance to such Indemnified Party his or her legal and other expenses (including the costs of any investigation and preparation incurred in connection therewith).

  The Merger Agreement provides that CertainTeed will use all reasonable efforts to maintain in effect, or shall cause the Surviving Corporation to use all reasonable efforts to maintain in effect, for two years after the Effective Date, directors' and officers' liability insurance ("D&O Insurance") covering those persons covered by the Company's directors' and officers' liability insurance on the date of the Merger Agreement or the Effective Date and which is substantially equivalent in terms of coverage and amount as the Company has in effect on the Effective Date so long as such insurance is available and the annual premium therefor would not be in excess of $166,000 (the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such two-year period, CertainTeed shall use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

  The Merger Agreement further provides that (a) any Indemnified Party wishing to claim indemnification pursuant to the Merger Agreement, upon learning of any legal action, suit, investigation, inquiry or proceeding by any governmental authority or other person, shall promptly notify CertainTeed and the Surviving Corporation with respect thereto, but the failure to so notify shall not relieve CertainTeed or the Surviving Corporation of any liability it may have to such Indemnified Party under the Merger Agreement except to the extent that CertainTeed and the Surviving Corporation are materially prejudiced thereby, (b) CertainTeed and the Surviving Corporation shall periodically, as requested, advance to such Indemnified Party his, her or its legal and other expenses (including the cost of investigation and preparation incurred in connection therewith) to the extent such Indemnified Party is indemnified pursuant to the Merger Agreement, unless it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification hereunder, and (c) CertainTeed and the Surviving Corporation shall be subrogated to any rights any Indemnified Party may have with respect to any amounts paid to or on behalf of such Indemnified Party by CertainTeed and the Surviving Corporation pursuant to the Merger Agreement.

  (11) Representations and Warranties. The Merger Agreement contains various customary representations and warranties. The Merger Agreement requires that CertainTeed, the Purchaser and the Company shall each take such action as is reasonably necessary to render their respective representations and warranties accurate on and as of the Effective Date. Without limiting the foregoing, the Merger Agreement provides that the Company shall take any action required by CertainTeed to ensure the accuracy of its representations pertaining to Massachusetts' anti-takeover laws.

  (12) The Stockholder Agreement. Pursuant to the Stockholder Agreement, the directors (the "Selling Stockholders") of the Company have unconditionally agreed to tender into the Offer, and not to withdraw therefrom, the 1,670,657 Common Shares and 132,200 Preference Shares that they owned on January 12, 1998, together with any Shares they acquire after such time, including upon the exercise of Stock Options. In addition, the Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, the foregoing number of Common Shares at a price per Common Share of $5.50, or such higher price per Common Share as may be offered by the Purchaser in the Offer and Preference Shares at a price per Preference Share of $20.00, or such higher price per Preference Share as may be offered by the Purchaser in the Offer, provided that (i) such obligation to purchase is subject to (a) the Purchaser having accepted Common Shares and Preference Shares for payment under the Offer or (b) if the Offer has been terminated for failure to satisfy the Minimum Condition, (i) all conditions to the Offer (other than the Minimum Condition) having been satisfied and (ii) including all Common Shares and Preference Shares tendered and not withdrawn at the time of termination of the Offer and all Shares to be purchased pursuant to the Stockholder Agreement, the Minimum Condition would have been satisfied. Notwithstanding the foregoing, no Selling Stockholder shall be obligated to sell his or her Shares after the scheduled final expiration time of the Offer unless (i) the Minimum Condition was not satisfied, (ii) such Selling Stockholder did not tender such Stockholder's Shares into the Offer or withdrew such Shares and (iii) including all Common Shares and Preference Shares tendered and not withdrawn at the time of termination of the Offer and all Shares to be purchased pursuant to the Stockholder Agreement, the Minimum Condition would have been satisfied. The Shares subject to the Stockholder Agreement represent approximately 40.2% of the Common Shares and 16.2% of the Preference Shares.

  Each of the Selling Stockholders has agreed not to: (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person other than the Purchaser or the Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to his or her Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby. Each of the Selling Stockholders has also agreed not to solicit, initiate or encourage (including by way of furnishing information) and not to participate in any discussions or negotiations regarding any takeover proposal (as defined in the Merger Agreement).

  Under the Stockholder Agreement, each Selling Stockholder has granted an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to CertainTeed to vote such Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's articles of incorporation or its by-laws, or other proposal or transactions (including any consent solicitation to remove or elect any directors of the Company) involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

  The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as Exhibit (c)(2) to the Schedule 14D-9. The Stockholder Agreement should be read in its entirety for a more complete description of the matters summarized above.

  Plans for the Company. Saint-Gobain and its affiliates currently intend that the Company will continue its present manufacturing operations in Massachusetts and will continue to operate under its present corporate name, as a wholly owned subsidiary of CertainTeed. CertainTeed has had preliminary discussions with Richard C. Maloof, the President of the Company, and Frank S. Anthony, Vice President, General Counsel and Corporate Secretary of the Company, regarding their continued employment with the Surviving Corporation on terms which have yet to be decided, but these discussions have not yet resulted in any commitments by any of the parties.

  Except as otherwise described in the Offer to Purchase, none of the Purchaser, CertainTeed or Saint-Gobain has any current plans or proposals that relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving, the Company or any of its subsidiaries to any unaffiliated third party.

  Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of outstanding Common Shares, Preference Shares and 5% Stock on the Effective Date will have certain rights pursuant to the provisions of Sections 85 through 98, inclusive, of the MBCL to dissent and demand appraisal of their shares. Under Sections 85 through 98, inclusive, of the MBCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the Merger.

  The foregoing summary of Sections 85 through 98, inclusive, of the MBCL does not purport to be complete and is qualified in its entirety by reference to Sections 85 through 98, inclusive, of the MBCL. Failure to follow the steps required by Sections 85 through 98, inclusive, of the MBCL for perfecting appraisal rights may result in the loss of such rights.

  Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

  (13) Dividends and Distributions. Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the two succeeding paragraphs, and nothing herein shall constitute a waiver by the Purchaser or CertainTeed of any of its rights under the Merger Agreement or a limitation of remedies available to the Purchaser or CertainTeed for any breach of the Merger Agreement, including termination thereof.

  If, on or after January 12, 1998, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities (other than as aforesaid) or (c) issue or sell additional Shares (other than the issuance of Common Shares under option prior to January 12, 1998, in accordance with the terms of such options as publicly disclosed prior to January 12, 1998, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of numbered paragraph (14), the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Common Price, the Preference Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

  If, on or after January 12, 1998, the Company should declare or pay any cash dividend on the Common Shares or Preference Shares (including any accrued and previously unpaid dividends) or other distribution on the Shares, or issue with respect to the Shares or any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions of numbered paragraph (14), (a) the Common Price and/or the Preference Price may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the

Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Common Price and/or Preference Price or deduct from the Common Price and/or the Preference Price the amount or value thereof, as determined by the Purchaser in its sole discretion.

  The Merger Agreement provides that the Company shall not declare and pay or set apart for payment any accumulated dividends on the Common Shares, the 5% Stock or the Preference Shares. Accordingly, the Company will not declare the February 15, 1998 dividend on the Preference Shares or the March 1, 1998 dividend on the 5% Stock.

  (14) Certain Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition, the HSR Condition and the Required Consents Condition shall all have been satisfied. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Consummation of the Offer any of the following conditions exist:

    (a) the representations and warranties of the Company contained in the Merger Agreement (without regard to any supplemental information provided pursuant to the Merger Agreement) that are qualified as to materiality shall not be true and correct, and the representations that are not so qualified shall not be true and correct in all material respects, in each case on and as of the date of the Merger Agreement and on and as of the Expiration Date;

    (b) any of the obligations of the Company to be performed by it on or before the Expiration Date pursuant to the terms of the Merger Agreement shall not have been duly performed or complied with in all material respects by that date;

    (c) since September 30, 1997, there shall have occurred (or it shall be reasonably expected that there will be) any event, change or circumstance causing, or reasonably anticipated to cause in the future, any Material Adverse Effect;

    (d) any consents, approvals and authorizations from third persons and governmental authorities identified in the Merger Agreement required to consummate the transactions contemplated by the Merger Agreement shall not have been obtained;

    (e) there shall be pending or threatened any suit, action or proceeding by any governmental authority (i) challenging the acquisition by CertainTeed or the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company, CertainTeed or the Purchaser any damages related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, CertainTeed or any of their respective subsidiaries of any material portion of the business or assets of the Company, CertainTeed or any of their respective subsidiaries, or to compel the Company, CertainTeed or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, CertainTeed or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,
  (iii) seeking to impose limitations on the ability of CertainTeed or the Purchaser to acquire or hold, or exercise full rights of ownership of, any common stock of the Surviving Corporation, (iv) seeking to prohibit CertainTeed or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or of CertainTeed and its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect;

    (f) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental authority or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (e) above;

    (g) the Company's Board or any committee thereof shall have withdrawn or modified in a manner adverse to CertainTeed its approval or recommendation of the Offer, the Merger or the Merger Agreement or resolved to take any of such actions; or

    (h) the Merger Agreement shall have been terminated in accordance with its terms.

  The foregoing conditions are for the sole benefit of the Purchaser and CertainTeed and may, subject to the terms of the Merger Agreement, be waived by the Purchaser and CertainTeed in whole or in part at any time and from time to time. The failure by CertainTeed or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ADDITIONAL AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS

  Indemnification of Directors and Officers. Paragraph (d) of Article VI of the Restated Articles of Organization (the "Restated Articles") of the Company provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability. Paragraph (d) provides further, however, that to the extent provided by applicable law, it will not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for distributions to one or more stockholders of the Company made in violation of the Restated Articles or which are made when the Company is insolvent or which render it insolvent, if such distributions are not repaid, (iv) for loans made to officers or directors of the Company which are not repaid if the director has voted for such loans and they have not been approved or ratified, as loans reasonably expected to benefit the Company, by a majority of directors who are not recipients of such loans or the holders of a majority of voting shares, which holders are not recipients of such loans, or (v) for any transactions from which the director derived an improper personal benefit.

  Section 13(b)(1 1/2) of the MBCL authorizes the provisions of the Restated Articles described above, subject to the limitations described above.

  Section 1 of Article VI of the Company's By-laws provides that the Company shall indemnify each of its directors, officers and agents, and persons who serve at the Company's request as directors, officers or agents of another organization in which the Company directly or indirectly owns shares or of which the Company is a creditor, against all liabilities, costs and expenses (including amounts paid in satisfaction of judgments or in compromise of claims, penalties, counsel fees and legal costs) reasonably incurred by, imposed upon or assessed to such person in connection with or resulting from any action, suit or proceeding, to which such person is or may be made a party by reason of such person's being or having been such a director, officer or agent, except in relation to matters as to which such person shall have been finally adjudicated in any proceeding either to be liable for actual misconduct in the performance of that person's duties or not to have acted in good faith in the reasonable belief that such person's action was in the best interest of the Company.

  As to any matter disposed of by a compromise payment by any such person, pursuant to a consent decree or otherwise, Section 1 of Article VI of the Company's By-laws provides that no indemnification shall be provided to such person for such payment or for any other expenses unless such compromise has been approved as in the best interests of the Company, after notice that it involves such indemnification (i) by a majority of the disinterested directors then in office or (ii) if there is not such majority of disinterested directors, by independent legal counsel to whom the question may be referred by the Board of Directors.

  Section 1 of Article VI of the Company's By-laws provides further that a majority of the directors then in office may authorize payment by the Company of expenses incurred by any such person in defending any such action or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by the person so indemnified to repay to the Company the amounts so paid if such person is adjudicated to be not entitled to indemnification under Section 1 of Article VI.

  Section 2 of Article VI of the Company's By-laws gives the Board of Directors of the Company the power to authorize the purchase and maintenance of insurance on behalf of any person who is or was a director, officer or agent of the Company, or who is or was serving at the request of the Company as a director, officer or agent of another organization in which the Company directly or indirectly owns shares or of which it is a creditor, against any liability incurred by such person in any such capacity, or arising out of such person's status as such director, officer or agent, whether or not such person is entitled to indemnification by the Company pursuant to Section 1 of Article VI of the Company's By-laws or otherwise and whether or not the Company would have the power to indemnify the person against such liability. The Company currently maintains insurance for the benefit and on behalf of its directors and officers insuring against certain liabilities that may be incurred by any such director or officer in or arising out of his capacity as a director, officer or agent of the Company.

  Section 67 of the MBCL authorizes the provisions of Article VI of the Company's By-laws described above, subject to the limitations described above.

  Section 65 of the MBCL provides that performance by a director, officer or incorporator of that person's duties in good faith and in a manner reasonably believed to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances, shall be a complete defense to any claim asserted against such director, officer or incorporator, except as otherwise expressly provided by statute, by reason of such person's being or having been a director, officer or incorporator of the corporation.

  Pursuant to the Merger Agreement, CertainTeed and the Purchaser have agreed to keep such indemnification and insurance arrangements described above in place for a designated period of time subsequent to the Effective Date. See "The Merger Agreement--Indemnification and Insurance."

  Discussions with Richard C. Maloof and Frank S. Anthony. CertainTeed has had preliminary discussions with Richard C. Maloof, the President of the Company, and Frank S. Anthony, Vice President, General Counsel and Corporate Secretary of the Company, regarding their continued employment with the Surviving Corporation on terms which have yet to be decided, but these discussions have not yet resulted in any commitments by any of the parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors. The Board has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all holders of Common Shares and Preference Shares accept the Offer and tender all of their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received from Lehman Brothers ("Lehman") that from a financial point of view the consideration to be paid by CertainTeed pursuant to the Offer and the Merger is fair to the stockholders of the Company. The full text of the fairness opinion received by the Company from Lehman, which sets forth the assumptions made, matters considered and limitations of the review undertaken by Lehman, is filed herewith as Exhibit (a)(4) and attached hereto as Annex B. Stockholders are urged to read such opinion in its entirety.

  As set forth in the Offer to Purchase, the Purchaser will purchase Shares tendered prior to the Expiration Date if the Minimum Condition has been satisfied (or waived under certain circumstances) by that time and if all other conditions to the Offer have been satisfied (or waived under certain circumstances). Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under Massachusetts law, the approval of the Board and the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding Common Shares and the affirmative vote of at least 66 2/3% of the issued and outstanding Preference Shares, each voting as a separate class, are required to approve and adopt the Merger Agreement. Accordingly, if the Minimum Condition is satisfied and the Offer is consummated, the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

  The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, February 13, 1998, unless the Purchaser, with the consent of the Company under certain circumstances, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and CertainTeed announcing the Offer and the Merger is filed as Exhibit (a)(5) hereto and is incorporated herein by reference in its entirety.

  (b) Background and Reasons for the Recommendation.

BACKGROUND

  The Offer and the Merger represent the culmination of numerous steps undertaken by the Company over the past several years in an effort to stem continuing losses, to reduce debt and to find a strategic partner to invest in the operations of the Company or a buyer to purchase all or a substantial part of the Company.

  In 1993, the Company experienced severe financial setbacks which caused the Company to default in the performance of certain operating and other covenants contained in its agreement with its lending banks and required the Company to classify the related debt as current on its September 30, 1993 balance sheet. In response to these problems, during 1993, the Company embarked on a program which included refocusing the Company on its core business (i.e., its building materials manufacturing businesses), the elimination of unrelated and nonessential functions, the imposition of strict cost control measures and the restructuring of its bank lines of credit.

  In furtherance of this program, the Company, in the fourth quarter of 1993, began to eliminate its non-core businesses by (i) withdrawing from its on-site environmental remediation business pursuant to a series of minor asset sales and winding down and closing the balance of such business (a process completed in August 1994) and (ii) seeking a buyer for all of its building materials distribution business. The sales effort resulted in the sale of the Company's distribution business to two subsidiaries of Cameron Ashley, Inc. for an aggregate purchase price of approximately $28,000,000 in two transactions which closed in August and November of 1994, respectively.

  In addition, and as part of its restructuring program, the Company renegotiated its bank lines of credit, entering into further amendments to its credit facilities in March of 1994. In its effort to focus on its core business, the Company built a $5.5 million asphalt oxidizing plant at its Norwood, Massachusetts roofing plant. The oxidizing plant is designed to (i) reduce the Company's operating costs associated with obtaining processed asphalt from suppliers in other states and (ii) provide the Company with a convenient and reliable source of processed asphalt for use in the Company's roofing manufacturing operations.

  The deterioration of the Company's financial condition continued. Consequently, in April of 1994, the Company expanded the scope of its restructuring efforts by commencing an active search to find a buyer or merger partner for the Company as a whole. The Company engaged a financial advisor to assist in these efforts. In light of the intensive nature of these efforts, in May of 1994 the Board formed the Strategic Planning

Committee, a special committee of the Board, to supervise the Company's efforts to attract a purchaser of the Company's stock or assets and to make appropriate recommendations and reports to the full Board regarding such process.

  As the Company's efforts progressed, the Company's management, the Board, the Strategic Planning Committee and the Company's financial and legal advisors met together and individually on numerous occasions between May and September 1994 to reevaluate the Company's alternatives, including the possibility of a substantial downsizing of the Company through a sale of the Company's vinyl business headquartered in Bardstown, Kentucky (the "Vinyl Business") and the Company's interests in Kensington (as defined below; the Vinyl Business and the Company's interests in Kensington and such entity's business operations, taken as a whole, are referred to herein as the "Combined Vinyl Business"). The sale of the Combined Vinyl Business was proposed to enable the Company to achieve a significant reduction in, or the elimination of, the Company's debt.

  The Offer and Merger represent the culmination of a series of negotiations between CertainTeed and the Company that began at the Company's initiation in 1994. During the spring and early summer of that year, management of the Company and of CertainTeed undertook to negotiate a proposed merger at a cash price of $13 per Common Share (plus a contingent purchase price of up to $1.25 per Common Share). That transaction would also have included the redemption of the 5% Stock and the Preference Shares. In July of 1994, however, CertainTeed informed the Company that because CertainTeed's only interest was in acquiring the Company's roofing manufacturing business, CertainTeed was not prepared to acquire the Company's assets and contingent liabilities unrelated to its core roofing business. As a result, the Company and CertainTeed terminated their negotiations. Shortly thereafter, CertainTeed indicated orally that it remained interested in acquiring the Company's roofing plant or the entire Company if all or a substantial portion of its non-roofing assets could be divested prior to a CertainTeed acquisition of the Company. In September of 1994, the Company provided additional due diligence materials and suggested continuing discussions.

  During the next several months, the Company received various offers from potential purchasers to acquire the entire Company, the Combined Vinyl Business or the Company's roofing manufacturing business. The Board and the Strategic Planning Committee met on several occasions with senior management and the Company's financial advisor and independent legal counsel to discuss the Company's options in light of the various offers presented.

  After careful consideration of all available options, in March of 1995 the Company sold (with prior stockholder approval) the Vinyl Business (the "Vinyl Sale") to Jannock, Inc. ("Jannock") for $42.5 million plus the assumption by Jannock of certain specified liabilities of the Vinyl Business. This transaction also included a grant to Jannock of an option to purchase the Company's interest in Kensington Partners ("Kensington"), a window fabrication business. In June 1995 Jannock exercised the option and the Company was required to pay approximately $1.4 million to divest Kensington.

  During the summer of 1995, the Company and CertainTeed renewed discussions, including a meeting at CertainTeed's headquarters in Valley Forge, Pennsylvania, at which the status of the Company's asset disposition and contingent liability management program was discussed. The Company indicated that all material non-roofing assets, other than its interest in a San Leon, Texas hydrocarbon waste recycling center, had been divested and that an effort to sell this interest was underway. During the fall of 1995, CertainTeed resumed its due diligence investigation of the Company. Discussions between the parties regarding issues raised during CertainTeed's ongoing due diligence effort continued on a regular basis through February of 1996.

  On September 12, 1995, the Company received a notice (the "Notice") from a prospective purchaser, indicating that it intended to purchase at least 50% of the Company's Common Stock in open market or privately negotiated transactions. The purchases contemplated by the Notice required compliance with the HSR Act pre-merger filing requirements, which requirements were subsequently satisfied. On March 12, 1996, the Company received a letter from the Federal Trade Commission stating that its review of the proposed transaction was closed but reserving the right to take such further action as the public interest may require.

  In November of 1995, the Company caused Bird Environmental Technologies, Inc. ("BETI") to sell BETI's outstanding capital stock of Bird Environmental Gulf Coast, Inc. ("BEGCI"), which owned the San Leon, Texas based hydrocarbon waste recycling center, to GTS Duratek, Inc. for a purchase price of $1.00. In addition, BETI (the 80% owner of BEGCI and an indirect wholly owned subsidiary of the Company) agreed to pay the Purchaser the amount by which BEGCI's current liabilities exceeded its current assets at August 31, 1995, which was approximately $1.3 million. The sale of the recycling center completed the Company's withdrawal from the environmental remediation and recycling industry.

  During January 1996, another qualified prospective purchaser expressed an interest in purchasing the Company. Pursuant to such expression of interest, such party performed extensive due diligence of the Company, its assets and liabilities but ultimately declined to make an offer due to the existence and the threat of certain contingent liabilities relating to the Company's current and prior roofing business.

  In late February and early March of 1996, representatives of CertainTeed spoke by telephone with representatives of the Company on a number of occasions regarding the possibility of CertainTeed making a proposal to acquire the Company. On March 4, 1996, CertainTeed indicated that (i) it was prepared to propose an acquisition price of $7.50 per Common Share, subject to negotiation of definitive agreements and agreement upon a satisfactory arrangement regarding alternative transaction fees and expenses, and (ii) as in 1994, it was prepared to cash out the Preference Shares at their liquidation value, plus all accrued and unpaid dividends, as well as to redeem the 5% Stock in accordance with its terms. Detailed negotiations ensued between the Company and CertainTeed, culminating in the execution of a merger agreement (the "1996 Merger Agreement") on March 14, 1996.

  On April 3, 1996, CertainTeed indicated it desired to acquire control of the Company on the somewhat more accelerated timetable permitted by a cash tender offer. The Board of the Company considered and approved CertainTeed's proposal on April 5, 1996, and on April 12, 1996 a subsidiary of CertainTeed commenced a cash tender offer (the "1996 Tender Offer") for all the outstanding Common Shares and Preference Shares.

  On May 2, 1996, CertainTeed informed the Company that CertainTeed had concluded that certain conditions to the 1996 Tender Offer would not be satisfied at the scheduled expiration of such offer, that CertainTeed would not waive the conditions and that, accordingly, such offer would expire without the CertainTeed subsidiary acquiring any Shares. On May 10, 1996, the 1996 Tender Offer expired pursuant to its terms without the CertainTeed subsidiary acquiring any Shares. Thereafter, the 1996 Merger Agreement was terminated.

  In August 1996, Joseph D. Vecchiolla, the Company's Chairman at the time, and Mr. Anthony met in New York City with representatives of a major U.S. roofing manufacturer to discuss a possible combination, but no proposal was forthcoming.

  In December 1996, Messrs. Maloof and Anthony met in Norwood, Massachusetts with a representative of a roofing manufacturer that had expressed an interest in acquiring the Company. Extensive due diligence was performed, but in August 1997 the potential buyer stated over the telephone to Mr. Vecchiolla that it would not make an offer because of its concerns with respect to possible environmental liabilities and because the Company's earnings in 1997 had been deteriorating.

  On October 24, 1997, Messrs. Maloof, Anthony and Vecchiolla met with a roofing manufacturer at its headquarters. After subsequent discussions and a due diligence review, an acquisition proposal was delivered to the Company. The Company decided not to pursue the proposal after reviewing its terms and considering the December 1997 CertainTeed proposal.

  In November 1997, Mr. Maloof spoke by telephone to the president of yet another roofing manufacturer to discuss a possible combination. The manufacturer delivered to the Company an acquisition proposal. Messrs. Maloof and Anthony met with this potential acquirer at its offices in December 1997, which resulted in the issuance of an amended proposal. The Company decided not to pursue the amended proposal after reviewing its terms and considering the December 1997 CertainTeed proposal.

  During 1997, other roofing manufacturers and non-manufacturers expressed an interest in combining with the Company. Each was sent detailed financial and operational information about the Company. None expressed any interest in a transaction with the Company.

  On December 11 and 12, 1997, Bradford C. Mattson, Executive Vice President, Exterior Products Group, of CertainTeed, spoke by telephone with Mr. Maloof regarding the possibility of a renewed interest by CertainTeed of making a proposal to acquire the Company. During these conversations, Mr. Mattson was informed that two other prospective purchasers were conducting investigations of the Company and had or would likely submit acquisition proposals to the Company. On December 14, 1997, Mr. Mattson had another telephone conversation with Mr. Maloof to discuss, among other things, several environmental matters relating to the Company. On December 15, 1997, John R. Mesher, Vice President and General Counsel of CertainTeed, spoke by telephone with Mr. Anthony to discuss the timetable and process for CertainTeed to explore acquiring the Company. Mr. Mesher was advised that in order for CertainTeed to be involved in the process, a meaningful, but non-binding, proposal would have to be submitted on or prior to December 18, 1997. On the evening of December 15, 1997, representatives of CertainTeed (Mr. Mattson, Mickey Trapnell, Vice President-Finance Controller, Roofing Products Group, and Rudy T. Lee, Vice President-Sales, Roofing Products Group) had a dinner meeting with Messrs. Maloof and Anthony. This dinner meeting was followed the next day by a tour of the Company's facilities and properties and a review of the Company's operations by Messrs. Mattson, Trapnell and Lee, as well as James E. Hilyard, the President of CertainTeed's Roofing Products Group. In addition, over the next several days, James J. Smith, CertainTeed's Director of Environmental Affairs, discussed with Mr. Maloof several environmental issues relating to the Company and its operations.

  On December 18, 1997, CertainTeed submitted to the Company a non-binding expression of interest confirming CertainTeed's interest in acquiring all of the equity of the Company for an aggregate purchase price of about $39.5 million. Between December 20, 1997 and December 22, 1997, Messrs. Maloof and/or Anthony spoke by telephone with Mr. Mesher and/or George B. Amoss, CertainTeed's Vice President-Finance, to discuss questions that the Company's management and Board had with respect to CertainTeed's expression of interest.

  Detailed negotiations then ensued between the Company and CertainTeed, culminating in agreement on the terms of the Merger Agreement. At a meeting on January 12, 1998, the Board of the Company unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and the Company's stockholders and approved the Merger Agreement and recommended that the holders of Shares tender their Shares pursuant to the Offer and vote in favor of approval and adoption of the Merger Agreement. The Merger Agreement was executed and delivered by the parties on January 12, 1998. On that same date, the Directors of the Company also executed the Stockholder Agreement. The Company and CertainTeed issued a joint press release regarding the Offer and Merger Agreement on January 13, 1998.

REASONS FOR THE RECOMMENDATION

  In reaching its conclusions described in paragraph (a) above, the Board considered, among other things, the following factors:

    (1) The prospect of continuing to operate the Company's roofing plant at Norwood, Massachusetts as a single plant roofing operation and the Board's perception that current industry, economic and market conditions and trends relative to the roofing industry are negative, as well as concerns about the impact of increased competition resulting from industry consolidation, and the Board's view of the Company's projected future value on a stand-alone basis compared to the consideration available in the Offer and the Merger. The Board took into account certain significant competitive advantages enjoyed by competitors of the Company's roofing manufacturing business, including, but not limited to, increased purchasing power for raw materials, geographical diversity resulting in lower vulnerability to seasonality due to weather, and stronger balance sheets which, among other things, provide them with opportunities for growth in a capital intensive industry, which opportunities are not available to the Company.

    (2) The fact that following its extensive but unsuccessful negotiations with certain interested parties in 1994, 1995, 1996 and 1997, it was reasonably unlikely that the Company would receive, in the foreseeable future, offers to engage in alternative transactions on terms more favorable to the Company and its stockholders than those offered by CertainTeed.

    (3) The proposed terms and structure of the Merger and the terms and conditions of the Merger Agreement and the Offer. In this regard, the Board specifically considered the ability of the Company to terminate the Merger Agreement, notwithstanding the non-solicitation provisions contained therein, upon the occurrence or non-occurrence of certain events (including upon the failure of the Company's stockholders to approve the Merger), and the limited application of the provisions contained in the Merger Agreement pertaining to the $1,500,000 Alternate Transaction Fee, as described more fully under "The Merger Agreement."

    (4) The effect of the Offer and the Merger on the stockholders of the Company, as well as on the Company's employees.

    (5) The written opinion dated January 12, 1998 (the "Opinion") delivered by Lehman to the Board that, subject to the matters set forth therein, from a financial point of view the consideration to be paid by CertainTeed pursuant to the Offer and the Merger is fair to the stockholders of the Company. A copy of the Opinion, which sets forth the assumptions made, matters considered and limits of the review by Lehman in rendering the Opinion, is attached as Annex B hereto and filed as Exhibit (a)(4) hereto. Stockholders are urged to read the Opinion in its entirety.

    (6) The experience, favorable reputation and perceived motivation of CertainTeed and its executives and CertainTeed's financial condition and strength, which factors demonstrated CertainTeed's financial ability and underscored CertainTeed's earnest intent to consummate the Offer and the Merger.

  In light of the Board's uneasiness with operating a single plant roofing business in an industry that has been consolidating with other participants that are larger and financially stronger than the Company and the value available in the Offer and the Merger, the Board determined that the Offer and the Merger are in the best interest of the Company and its stockholders.

  The Board analyzed and considered all of the foregoing factors in comparing its alternatives to the Offer and the Merger and in evaluating the merits of the Offer and the Merger, including the opinion of Lehman.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. For purposes of the reviews described above, the Board adopted, as its own, the analyses of Lehman.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to its agreement with the Company, Lehman is entitled to a fee of $250,000, which became payable at the time the Opinion of Lehman referred to in Item 4 was delivered. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Lehman for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Lehman against certain expenses and liabilities incurred in connection with its engagement.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, during the past sixty days no transaction in the Shares has been effected by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) All of the Directors are party to the Stockholder Agreement and, to the best of the Company's knowledge, currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of options).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Item 3, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex A is being furnished in connection with the possible designation by CertainTeed, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated January 16, 1998.*
(a)(2)  Letter of Transmittal.*
(a)(3)  Information Statement.*
(a)(4)  Fairness Opinion of Lehman dated January 12, 1998.*
(a)(5)  Press release issued by the Company and CertainTeed on January 13, 1998.
(a)(6)  Letter to shareholders dated January 16, 1998.*
(c)(1)  Agreement and Plan of Merger dated as of January 12, 1998, among the Company, the
        Purchaser and CertainTeed.
(c)(2)  Stockholder Agreement dated as of January 12, 1998 among CertainTeed, the Purchaser and certain stockholders of the Company.

--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Bird Corporation

                                          By: _________________________________
                                                   /s/ Frank S. Anthony
                                            Name: Frank S. Anthony
                                            Title: Vice President

Date: January 16, 1998.

                                                                 EXHIBIT (A) (3)

                               BIRD CORPORATION
                             1077 PLEASANT STREET
                               NORWOOD, MA 02062

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about January 16, 1998 as part of Bird Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on January 14, 1998 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons to be designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). Pursuant to the Merger Agreement, upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors to be appointed to the Company's Board (the "Designated Directors") as is required in order for the Designated Directors to constitute a majority of the Board. At such time, the Company and the Board are required to take all such action, including increasing the size of the Board or using their best efforts to secure the resignations of incumbent directors, as needed to assure that the Designated Directors constitute a majority of the Board. In addition, in the event that after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer and prior to the Effective Date, the number of members of the Company's Board increases, the Company and the Board are required at such time to take all such additional action, including increasing the size of the Board, using their best efforts to secure the resignation of incumbent directors or appointing additional Designated Directors, as needed to assure that the Designated Directors shall then constitute a majority of the Board. The parties to the Merger Agreement have agreed to use their respective best efforts to ensure that at least three members of the Board shall, at all times prior to the Effective Date, be Continuing Directors.

  This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  The Purchaser commenced the Offer on January 16, 1998. The Offer is scheduled to expire on February 13, 1998.

  The information contained in this Information Statement (including information listed in Schedule I to the Purchaser's Offer to Purchase and information incorporated herein by reference) concerning CertainTeed, the Purchaser and the Designated Directors has been furnished to the Company by CertainTeed and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Shares and the Preference Shares are the only classes of securities of the Company outstanding which are entitled to vote upon adoption of the Merger Agreement. Each Common Share and Preference Share has one vote with respect thereto. As of January 14, 1998, there were 4,159,877 Common Shares and 814,300 Preference Shares outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Board currently consists of seven members. The Board is divided into three classes, with each class to hold office for a term of three years and the term of office of one class to expire each year. Mr. Anthony was appointed to the Board on January 12, 1998.

DESIGNATED DIRECTORS

  Pursuant to the Merger Agreement, immediately after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Board will consist of seven members, four of whom will be Designated Directors and three of whom will be Continuing Directors. Upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, and during the period after such acquisition and prior to the Effective Date, the Company and the Board are required to take any and all such action, including increasing the size of the Board, appointing Designated Directors and using their best efforts to secure the resignations of incumbent directors, as needed to cause the Designated Directors to constitute a majority of the Board.

  The Purchaser has informed the Company that it currently intends to choose the following Designated Directors from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9: Gianpaolo Caccini, George B. Amoss, Bradford C. Mattson, and James E. Hilyard. The Purchaser has informed the Company that each of the Designated Directors has consented to act as a director. The information on such Schedule I is incorporated herein by reference. None of the Designated Directors (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Designated Directors has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9. The business address of the Purchaser and CertainTeed is 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482.

  It is expected that the Designated Directors will assume office at any time following the acquisition by the Purchaser pursuant to the Offer of at least a majority of the outstanding Common Shares, which acquisition cannot be earlier than February 13, 1998, and that upon assuming office, the Designated Directors will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The table below sets forth certain information with respect to the current Board of Directors and executive officers of the Company.

                                POSITION WITH THE COMPANY;                 EXPIRATION
                                 PRINCIPAL OCCUPATION AND                  OF PRESENT
                                      OTHER BUSINESS           ELECTED OR   TERM OF
         NAME AND AGE                 AFFILIATIONS(1)         APPOINTED(2)   OFFICE
 ----------------------------  ----------------------------   ------------ ----------
 Frank S. Anthony, 51........  Director; Vice President,          1998        1998
                               General Counsel and
                               Corporate Secretary of the
                               Company since May 1984
 Charles S. Bird, III, 72....  Director; Trustee of family        1962        1998
                               trusts
 Herbert I. Corkin, 75.......  Director; President,               1997        2000
                               Director and majority
                               shareholder, The Entwistle
                               Company, Hudson, MA;
                               Director, Citizen's Bank of
                               Rhode Island.
 Antonio J. Lorusso, Jr., 50.  Director; President, S.M.          1996        1999
                               Lorusso & Sons, Inc.
 Richard C. Maloof, 52.......  Director; President and            1994        1999
                               Chief Operating Officer of
                               the Company since April
                               1995; Vice President and
                               Chief Operating Officer of
                               the Company from April 1994
                               to April 1995; Vice
                               President of the Company and
                               President, Roofing and
                               Distribution Groups of the
                               Company for more than five
                               years prior thereto
 Loren R. Watts, 63..........  Director; Retired Managing         1991        1998
                               Partner, Management
                               Consultant Services, Coopers
                               & Lybrand (certified public
                               accountants)
 R. Keith Long, 50...........  Director; sole shareholder,        1996        2000
                               Otter Creek Management,
                               Inc., a general partner of
                               Otter Creek Partners I, L.P.

--------
(1) Includes business experience during past five years.
(2) At the 1990 annual meeting, the stockholders approved a reorganization pursuant to which the then stockholders of Bird Incorporated became stockholders of Bird Corporation, a newly organized Massachusetts corporation, and Bird Incorporated became a wholly owned subsidiary of Bird Corporation. This column indicates the date as of which a person was first elected a director of the Company or of Bird Incorporated.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  During the year ended December 31, 1997, the Board held seven (7) meetings. Each of the directors attended more than seventy-five percent of the aggregate of Board meetings and meetings of committees of the Board of which he is a member.

  The Audit Committee, which consisted during 1997 of Loren R. Watts (Chairman), R. Keith Long, and Joseph Vecchiolla (until Mr. Vecchiolla's resignation on December 11, 1997), meets periodically with the Company's independent accountants to review the scope of the annual audit, to discuss the adequacy of internal accounting controls and procedures and to perform general oversight with respect to the accounting principles applied in the financial reporting of the Company. The Audit Committee also meets with the Company's internal auditor and reviews the scope of the internal audit plan and the results of audits performed thereunder. The Audit Committee held three (3) meetings during 1997.

  The function of the Stock Option, Compensation, and Organizational Development Committee (the "Compensation Committee") is to administer the Company's stock option plans, to recommend to the full Board the amount, character, and method of payment of compensation of all executive officers and certain other key employees of the Company, and to provide for organizational development and succession planning. During 1997 the Compensation Committee consisted of Antonio J. Lorusso (Chairman), Charles S. Bird, III, and Herbert
I. Corkin. The Compensation Committee held four (4) meetings in 1997.

  The Company also has a Nominating Committee which, during 1997, consisted of Charles S. Bird, III, Richard C. Maloof, and Joseph Vecchiolla (until Mr. Vecchiolla's resignation on December 11, 1997). The Nominating Committee makes recommendations to and otherwise assists the Board in connection with finding, evaluating, and nominating directors of the Company. The Nominating Committee held one (1) meeting during 1997.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table lists the stockholders known to management to be the beneficial owners of more than 5% of the outstanding Common Shares as of December 31, 1997 (except as otherwise noted).

                                                         AMOUNT AND
                                                          NATURE OF
                  NAME AND ADDRESS                       BENEFICIAL     PERCENT
                 OF BENEFICIAL OWNER                      OWNERSHIP     OF CLASS
                 -------------------                  ----------------- --------
The Entwistle Company................................ 548,639 shares(1)  13.2%
 Bigelow Street
 Hudson, MA 01749
S.M. Lorusso & Sons, Inc. ........................... 410,121 shares(2)   9.8%
Antonio J. Lorusso, Jr.
James B. Lorusso
Samuel A. Lorusso
 331 West Street
 Walpole, MA 02081
Mellon Bank Corporation and its Subsidiaries......... 309,000 shares(3)   7.5%
 One Mellon Bank Center
 Pittsburgh, PA 15258
Charles S. Bird, III................................. 315,358 shares(4)   7.5%
 13 Proctor Street
 Manchester, MA 01944
Dimensional Fund Advisors Inc. ...................... 218,500 shares(5)   5.3%
 1299 Ocean Avenue
 11th Floor
 Santa Monica, CA 90401
R. Keith Long........................................ 464,762 shares(6)  10.9%
Joan Greco and John Fyfe
Otter Creek Partners I L.P.
 400 Royal Palm Way
 Palm Beach, Florida 33480
East Ferry Investors, Inc............................ 248,400 shares(7)   6.0%
David G. Booth
 15 Garden Place
 Brooklyn, NY 11201

--------
(1) Based on information contained in an amended Schedule 13D filed with the SEC on April 1, 1987. The Schedule 13D reports that The Entwistle Company had sole voting and dispositive power with respect to all shares beneficially owned, including 8,539 shares it had the right to acquire upon conversion of the Company's Convertible Preference Stock, par value $1 per share, (the "Preference Stock"). Also includes options for the purchase of 2,500 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(2) Based on information contained in a Schedule 13D amended through June 6, 1996 filed with the SEC. The Schedule 13D reports that S.M. Lorusso & Sons, Inc. ("Lorusso") had sole voting power and dispositive power with respect to 230,121 shares. Antonio J. Lorusso, Jr., president, director and a stockholder of Lorusso, had sole voting and dispositive power with respect to 20,000 shares and had shared voting and dispositive power with respect to 79,500 shares and James B. Lorusso, an officer, director, and a stockholder of Lorusso, had sole voting and dispositive power over 1,000 shares; Samuel A. Lorusso, an officer, director, and stockholder of Lorusso, had shared voting and dispositive power with respect to 1,500 shares. Also includes options for the purchase of 5,000 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(3) Based on information contained in a Schedule 13G amended through February 10, 1997 filed with the SEC. The Schedule 13G reports that Mellon Bank Corporation had sole voting and dispositive power with respect to 20,000 shares and, together with its subsidiaries, including Boston Safe Deposit and Trust Company, had shared voting and dispositive power with respect to 289,000 shares, including 274,929 shares referred to in footnote (4), below.
(4) Includes 274,929 shares held in a trust of which Boston Safe Deposit and Trust Company and Charles S. Bird, III are co-trustees with shared voting and dispositive power and 3,595 of Common Shares that he has a right to acquire upon conversion of the Company's Preference Stock. Also includes options for the purchase of 22,500 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(5) Based on information contained in a Schedule 13G amended through February 12, 1997 filed with the SEC. The Schedule 13G reports that Dimensional Fund Advisors Inc. had sole voting and dispositive power with respect to 160,400 shares and sole dispositive power with respect to an additional 58,100 shares.
(6) Based in part on information contained in a Schedule 13D amended through June 3, 1997 filed with the SEC. The Schedule 13D was filed jointly by Otter Creek Partners I, L.P. ("Otter Creek"), R. Keith Long and Joan Greco and John Fyfe, joint tenants with rights of survivorship (together, "Fyfe"). The Schedule 13D and its amendments report that Otter Creek Management, Inc. ("OCM") is the sole general partner and investment advisor of Otter Creek and Mr. Long is the sole executive officer, sole director and sole shareholder of OCM. Mr. Long also managed discretionary stock trading accounts for Fyfe. Otter Creek reported sole voting and dispositive power with respect to 160,900 Common Shares. Fyfe reported sole voting and dispositive power with respect to 87,300 Common Shares. Mr. Long reported sole voting and dispositive power over 109,000 shares. Includes an aggregate of 102,562 shares of Common Stock that Otter Creek, Fyfe and Mr. Long have a right to acquire upon conversion of the Company's Preference Stock. Also includes options held by Mr. Long for the purchase of 5,000 Common Shares exercisable as of December 31, 1997 or within 60 days thereafter or upon a change in control.
(7) Based on information contained in a Schedule 13D filed with the SEC on August 22, 1997, jointly by East Ferry Investors, Inc. ("East Ferry") and David G. Booth. The Schedule 13D reports that Mr. Booth controls East Ferry and is East Ferry's sole stockholder and sole executive officer. Mr. Booth, with East Ferry, had shared voting power and shared dispositive power with respect to 248,400 shares of Common Stock.

  The tables below set forth information provided by the individuals named therein as to the amount of the Company's Common Shares, Preference Shares and 5% Cumulative Preferred Stock, par value $100 per share (the "5% Stock") beneficially owned by the directors and executive officers of the Company, individually, and the directors and executive officers as a group, all as of December 31, 1997 except as otherwise noted. Unless otherwise indicated in the footnotes, each of the named persons and members of the group has sole voting and investment power with respect to the shares shown.

                                                    COMMON
                                  COMMON SHARES     SHARES
                                   BENEFICIALLY    SUBJECT
                                 OWNED (EXCLUDING  TO STOCK            PERCENT
              NAME                STOCK OPTIONS)  OPTIONS(1)   TOTAL   OF CLASS
              ----               ---------------- ---------- --------- --------
Charles S. Bird, III............      292,858(2)    22,500     315,358    7.5%
Herbert I. Corkin...............     546, 139(3)     2,500     548,639   13.2%
R. Keith Long...................      459,762(4)     5,000     464,762   10.9%
Antonio J. Lorusso, Jr. ........      405,121(5)     5,000     410,121    9.8%
Loren R. Watts..................        4,000       17,500      21,500     *
Frank S. Anthony................       32,624(6)    34,000      66,624    1.6%
Richard C. Maloof...............       48,984(7)   155,000     203,984    4.7%
All directors and executive
 officers as a group (seven
 persons).......................    1,787,488(8)   241,500   2,030,988   44.9%

--------
* Less than 1% of the outstanding Common Shares.
(1) Represents shares which the individual has a right to acquire by exercise of stock options exercisable December 31, 1997 or within 60 days thereafter, or which are exercisable upon a change in control.
(2) Includes 274,929 shares as to which Mr. Bird shares voting and dispositive power and 3,595 shares which may be acquired upon conversion of Preference Shares.
(3) The Entwistle Company has sole voting and dispositive power with respect to all shares beneficially owned, including 8,539 shares it has the right to acquire upon conversion of the Company's Preference Stock. Mr. Corkin controls the Entwistle Company.
(4) Otter Creek Management, Inc. ("OCM") is the sole general partner and investment advisor of Otter Creek Partners I L.P. ("Otter Creek"). Mr. Long is the sole executive officer, sole director, and sole shareholder of OCM. Mr. Long also managed discretionary stock trading accounts for Joan Greco and John Fyfe, joint tenants with right of survivorship ("Fyfe"). Includes an aggregate of 102,562 shares of Common Stock that Otter Creek, Mr. Long and Fyfe have a right to acquire upon conversion of the Company's Preference Stock.
(5) S.M. Lorusso & Sons, Inc. ("Lorusso") has sole voting power and dispositive power with respect to 230,121 shares. Antonio J. Lorusso, Jr., president, director and a stockholder of Lorusso, has sole voting and dispositive power with respect to 20,000 shares and had shared voting and dispositive power with respect to 79,500 shares and James B. Lorusso, an officer, director, and a stockholder of Lorusso, has sole voting and dispositive power over 1,000 shares; Samuel A. Lorusso, an officer, director, and stockholder of Lorusso, has shared voting and dispositive power with respect to 1,500 shares.
(6) Includes 3,048 shares allocated to Mr. Anthony's account under the Bird Employees' Savings and Profit Sharing Plan (the "Savings Plan") as of December 31, 1997.
(7) Includes 4,169 shares allocated to Mr. Maloof's account under the Savings Plan as of December 31, 1997, 10,625 shares held jointly with members of his family as to which he has shared voting and dispositive power and 2,337 shares of Common Stock which may be acquired upon conversion of the Preference Stock.
(8) Includes 433,554 shares as to which persons included in the group have shared voting and investment power, 118,831 shares which may be acquired upon conversion of Preference Shares, and 7,217 shares allocated to the accounts of officers under the Savings Plan as of December 31, 1997.

                                                           PREFERENCE
                                                             SHARES
                                                          BENEFICIALLY PERCENT
                              NAME                           OWNED     OF CLASS
                              ----                        ------------ --------
       Charles S. Bird, III..............................     4,000        *
       Herbert I. Corkin.................................     9,500       1.2%
       Richard C. Maloof.................................     2,600        *
       R. Keith Long.....................................   114,100      14.0%
       A.J. Lorusso, Jr..................................     2,000        *
       All directors and executive officers as a group
        (five persons)...................................   132,200      16.2%

      --------
      * Less than 1% of the outstanding Preference Stock.

                                                           SHARES OF
                                                            5% STOCK
                                                          BENEFICIALLY PERCENT
                              NAME                           OWNED     OF CLASS
                              ----                        ------------ --------
       Charles S. Bird, III..............................    1,815        31%
       All directors and executive officers as a group
        (one person).....................................    1,815        31%

COMPLIANCE WITH SECTION 16(A) OF EXCHANGE ACT

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who hold more than 10% of the Company's Common Shares to file with the SEC reports of ownership and changes in ownership of the Company's equity securities. Based on reports received by the Company and representations of certain reporting persons, the Company believes that all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners with respect to fiscal year 1997 have been met.

                            EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation paid or accrued for services in all capacities to the Company during each of the last three fiscal years to each of the executive officers of the Company who served as such during 1997. No one served as Chief Executive Officer during 1997.

                          SUMMARY COMPENSATION TABLE

                          ANNUAL COMPENSATION              LONG TERM COMPENSATION
                          -------------------              ----------------------
                                                                        SECURITIES
                                                   OTHER                UNDERLYING               ALL
                                                   ANNUAL    RESTRICTED   STOCK                 OTHER
NAME AND PRINCIPAL                                COMPEN-      STOCK    OPTIONS/SA    LTIP     COMPEN-
POSITION                 YEAR SALARY($) MCIP($) SATION($)(1)   AWARDS     RS(#)    PAYOUTS(2) SATION($)
------------------       ---- --------- ------- ------------ ---------- ---------- ---------- ----------
Richard C. Maloof....... 1997  221,106    4,781       --        --           --         --      7,843(3)
Vice President and       1996  216,154  129,844       --        --        50,000     22,700     7,500(3)
Chief Operating
 Officer(5)              1995  195,962   30,000    11,538       --        50,000     81,938     7,500(3)
Frank S. Anthony........ 1997  142,490    2,311       --        --           --         --      5,634(3)
Vice President and       1996  139,808   48,440       --        --        15,000     13,617   296,682(4)
General Counsel(6)                                                                              6,864(3)
                         1995  135,000   12,540       --        --           --      49,163   150,000(4)
                                                                                               10,545(3)
                         1994  135,000   30,000    22,444       --           --      43,870     8,496(3)

--------
(1) Payment in lieu of vacation. Does not include certain perquisites and other personal benefits, the cost of which to the Company was below the disclosure thresholds established by the Securities and Exchange Commission.
(2) In 1995 restrictions on all stock held in escrow pursuant to the Company's Long Term Incentive Plan (the "LTIP") lapsed as a result of the Vinyl Sale and shares were distributed to the persons named in the table. Represents the value of Common Stock allocated to each officer on the date of restriction lapse and reimbursement for withholding taxes arising from the lapse of restrictions on restricted stock held by each officer in accordance with provisions of the LTIP. The LTIP is terminated.
(3) Represents contributions by the Company to the Savings Plan.
(4) Represents severance payments received in connection with the change in control which occurred pursuant to the Vinyl Sale and payment to a separate trust established by the Company with a bank trustee to which amounts otherwise payable to Mr. Anthony in excess of those permitted to be contributed to the Savings Plan under limits imposed by the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), are contributed.
(5) Mr. Maloof was elected Chief Operating Officer in April 1994, President in April 1995 and to the Board of Directors in December 1994. Prior to that time, he served as Vice President and President of the Company's Roofing and Distribution Groups.
(6) Mr. Anthony was elected Vice President in 1984 and to the Board of Directors in 1998.

  The following tables provide information concerning grants during 1997 to, and exercises of stock options and stock appreciation rights ("SARs") during 1997 by, the executive officers named in the Summary Compensation Table above and the value of unexercised stock options and SARs held by them at December 31, 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                     None

              AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                OPTIONS/SARS AT YEAR-   IN-THE-MONEY OPTIONS/SARS
                                                       END(#)                AT YEAR-END($)
                                              ------------------------- -------------------------
                           SHARES     VALUE
                         ACQUIRED ON REALIZED
NAME                     EXERCISE(#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
Richard C. Maloof.......       0         0      85,000       70,000           0            0
Frank S. Anthony........       0         0      22,000       12,000           0            0

--------
(1) Based on the difference between the fair market value of the securities underlying the options at date of exercise and the exercise price of the options.

STOCK OPTION PLANS

  Employee Stock Option Plans. The Company's executive officers currently participate in the 1992 Option Plan. Prior to the approval of the 1992 Option Plan by the Company's stockholders on May 27, 1993 the Company's executive officers participated in the Company's 1982 Option Plan, which was terminated by the Board on May 27, 1993. To the extent options or stock appreciation rights granted under the 1982 Option Plan remain outstanding, such options and stock appreciation rights are governed by the terms of the 1982 Option Plan. The following is a general description of the 1992 Option Plan and the 1982 Option Plan (together, the "Plans").

  The Plans permit the grant of options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-qualified stock options and stock appreciation rights. Options and rights to purchase up to 450,000 Common Shares, plus any unused Common Shares under the 1982 Option Plan, may be granted under the 1992 Option Plan. The 1982 Option Plan had permitted the issuance of 900,000 Common Shares, as adjusted, pursuant to options and rights granted under such plan. Any Common Shares subject to an option or right granted under the 1992 Option Plan which expires or is terminated without being exercised in full may again be subject to an option or right.

  The 1992 Option Plan is administered by a committee of non-employee members of the Board (the "Committee"). Within specified guidelines, the Committee has the authority under the 1992 Option Plan to determine the terms and conditions under which options and rights may be granted and generally to interpret, construe and implement the provisions of the 1992 Option Plan.

  Options or rights under the 1992 Option Plan may be granted to officers and other selected key employees of the Company and its subsidiaries and to any other person who is determined by the Committee to contribute to the success of the Company or any subsidiary.

  The exercise price of any option granted under the Plans may not be less than the fair market value of the Common Shares subject to the option on the date the option is granted (or, in the case of an incentive stock option granted to an employee who owns more than 10% of the outstanding Common Shares, 110% of such fair market value). The maximum term of an option granted under the 1992 Option Plan is 15 years, and the maximum term of an option granted under the 1982 Option Plan is 10 years. Each optionee (except non-employee director optionees under the 1982 Option Plan) must remain in the continuous employ of the Company for one year after the date of grant of an option under the Plans before exercising any part of the option.

  The Merger Agreement provides that immediately following the Effective Date, the 1992 Option Plan will be terminated and that no further rights or options may be granted under the 1992 Option Plan subsequent to the date of the Merger Agreement.

  Non-Employee Directors Option Plan. The Non-Employee Directors Option Plan was approved by the Company's stockholders on May 27, 1993. The following is a general description of the Non-Employee Directors Option Plan.

  Options granted under the Non-Employee Directors Option Plan are non-statutory options not intended to qualify under Section 422 of the Internal Revenue Code. An aggregate of 100,000 Common Shares are available for grants under the Non-Employee Directors Option Plan. Common Shares subject to options which terminate unexercised will be available for future option grants.

  The Non-Employee Directors Option Plan automatically provides annual grants of options to each Director who is serving on the Board at the time of such grant and who is not also an employee of the Company or any subsidiary. The exercise price of options granted under the Non-Employee Directors Option Plan are equal to the fair market value of Common Shares subject thereto on the date of grant. Options are exercisable in full one year after the date of grant.

  The Merger Agreement provides that immediately following the Effective Date, the Non-Employee Directors Option Plan will be terminated and that no further options may be granted thereunder subsequent to the date of the Merger Agreement.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

 Employment Contracts

  Mr. Anthony entered into a one-year employment contract with the Company, commencing April 1, 1995, at the same annual rate of compensation ($135,000 plus a bonus of 35% of such amount if MICP targets are obtained) and with the same fringe benefit package (participation in the Company's Savings Plan and customary health insurance and life insurance benefits) as he received prior to the Vinyl Sale. As a result of the "change in control" which was deemed to have occurred as a result of the Vinyl Sale, Mr. Anthony became entitled to severance benefits. Pursuant to the terms of his employment contract, Mr. Anthony received $150,000 as a partial severance payment and agreed to defer the payment of the balance thereof until the expiration of his employment contract. Pursuant to the terms of his contract, the balance of Mr. Anthony's severance payment, approximately $315,000, was paid on March 31, 1996.

  On April 1, 1996 Mr. Anthony's employment contract automatically converted to an oral employment agreement on the same terms, terminable by either party upon 60 days' notice.

 Termination of Employment and Change in Control Arrangements

  The Company's 1982 Option Plan, 1992 Option Plan and 1992 Non-Employee Directors Option Plan provide for accelerated benefits, and the Executive Severance Contract (as defined below) provides for severance payments, following the occurrence of a "change in control" of the Company. For purposes of these plans and such contract, a "change in control" is deemed to have occurred if, among other things, any person is or becomes the beneficial owner of securities of the Company representing 30% or more of the combined voting power of the securities of the Company then outstanding or in the event of a merger or consolidation of the Company with another corporation resulting in either (i) the stockholders of the Company, immediately prior to the merger or consolidation, not beneficially owning, immediately after the merger or consolidation, shares of the surviving entity representing 50% or more of the combined voting power of the securities of the surviving entity then outstanding or (ii) the members of the Board, immediately prior to the merger or consolidation, not constituting, immediately after the merger or consolidation, a majority of the Board of Directors of the surviving entity.

 Executive Severance Contract.

  The Company has entered into a severance agreement with Richard C. Maloof, the Company's President and Chief Operating Officer, dated as of October 14, 1984, as amended, April 1, 1986, May 24, 1990 and August 21, 1995, February 17, 1997, and January 12, 1998 (as so amended, the "Executive Severance Contract") the terms of which provide for severance benefits to be paid to Mr. Maloof in the event that his employment with the Company is terminated subsequent to a "change in control" of the Company. Severance benefits are payable if, after a "change in control," (i) the employment of Mr. Maloof is terminated either by the Company (other than for "Disability" or "Cause") or by Mr. Maloof for "Good Reason" (which term includes, but is not limited to a substantial alteration in the nature of Mr. Maloof's responsibilities from those in effect immediately prior to a "change in control") or (ii) Mr. Maloof negotiates in good faith an employment agreement with a person to whom substantially all of the Company's Common Shares are sold providing for his employment commencing on the date of sale on such terms and conditions not less generous than those on which he is then employed by the Company (regardless of whether or not any such employment agreement is ever executed). The Company has acknowledged that a "Change in Control" occurred under the Executive Severance Contract as a result of the Vinyl Sale.

  If the right to receive severance benefits is triggered under the Executive Severance Contract, Mr. Maloof will be entitled to receive severance pay in the amount of two times the sum of (i) Mr. Maloof's then current annual base salary and (ii) the amount of any bonus paid (which for severance purposes, includes any distributions made under the terms of the LTIP in 1995 and 1996 and bonuses awarded to Mr. Maloof by the Compensation Committee). Mr. Maloof would also receive an amount equal to a pro rata portion of all contingent bonus awards to which Mr. Maloof might be entitled in the year of termination. Under no circumstances shall the amount be less than what Mr. Maloof would have received had the calculation been made in 1996. The Company estimates that if the right to receive severance benefits under the Executive Severance Contract is triggered, Mr. Maloof would be entitled to receive approximately $870,000, including the approximately $135,000 Mr. Maloof will receive pursuant to the Incentive Compensation Program (discussed below).

 Incentive Compensation Program

  In the event that the Offer is consummated, Mr. Maloof will receive a bonus of approximately $135,000 and Mr. Anthony will receive a bonus of approximately $50,000 pursuant to the 1998 MICP Plan.

 Stock Option Plans and Non-Employee Directors Option Plan.

  Under the Plans, the vesting of all options to purchase Common Shares outstanding but not yet exercisable will be accelerated upon a "change in control." Each optionee will have, for a period of thirty (30) days after the change in control occurs, the right (the "Cash-Out Right"), with respect to all or a part of the shares subject to the options or stock appreciation rights of such person, to receive an amount in cash in lieu of such optionee's right to exercise all options in full, equal to the product of (i) the number of shares as to which the employee exercises the Cash-Out Right and (ii) the amount by which the purchase price of each such share under the applicable option or stock appreciation right is exceeded by the greater of (x) the fair market value of such shares on the date the employee exercises the Cash-Out Right or (y) the highest purchase price paid or offered per share in any bona fide transaction related to the "change in control" of the Company at any time during the preceding 60-day period (as determined by the Compensation Committee of the Board). In addition, if the employment of any employee terminates after the expiration of the applicable waiting period for the exercise of an option or right granted to such employee under the Plans, such employee may for up to three months after the date of termination (or for up to one year if termination is on account of long-term disability) exercise such option or right. The Plans provide for a similar one-year period to exercise options or rights subsequent to the death of an employee occurring while in the employ of the Company or of any subsidiary or within any period after termination of employment during which such employee has the right to exercise such options or rights.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  For the fiscal year ended December 31, 1997, the Company paid fees and disbursements in the amount of $1,707,393 to S. M. Lorusso & Sons, Inc., the company that operates the Company's quarry located in Wrentham, Massachusetts. Mr. Antonio J. Lorusso, Jr., is president, director, and a stockholder of S.
M. Lorusso & Sons, Inc. As of January 1, 1998, Mr. Lorusso is a member of a group that is the beneficial owner of 9.8% of the Company's Common Stock.

                                 LEGAL MATTERS

  On or about April 18, 1996, Bird Incorporated, a subsidiary of the Company, received a grand jury subpoena issued upon application of the United States Department of Justice, Antitrust Division, for the production of certain documents. In addition, Mr. Maloof and a senior manager of the Company received grand jury subpoenas requiring the production of certain documents and each of them to testify before the grand jury. The Department of Justice informed the Company on October 8, 1996 that the investigation was closed on September 27, 1996, without taking any action.

                            DIRECTORS' COMPENSATION

  Mr. Vecchiolla received compensation from April 1, 1995 at the rate of $100,000 per year for serving as Chairman of the Board and of the Executive Committee. His compensation was voluntarily reduced to an annual rate of $60,000 on January 1, 1996. On May 1, 1996, the Board reinstated his salary at $100,000 per year. On May 23, 1996, Mr. Vecchiolla was granted a non-qualified option to purchase up to 50,000 shares of Common Stock at an excise price of $4.375. Mr. Vecchiolla's salary was reduced to $36,000 per year, starting June 1, 1997. Mr. Vecchiolla resigned as a Director on December 11, 1997, and all payments to him as Director ceased as of December 31, 1997. During 1997, other non-employee members of the Board received an annual retainer of $7,000, a fee of $750 for each Board meeting attended ($375 for a telephonic Board meeting) and a fee of $750 for each committee meeting attended ($375 for a telephonic committee meeting). The chairmen of the Audit and Compensation Committees received an annual retainer of $1,000. Expenses incurred in attending meetings are reimbursed.

  Effective October 1, 1997, Directors are paid an annual retainer of $7,000. They no longer receive compensation for attending Board and Committee meetings nor does the Chairman of the Compensation Committee or the Audit Committee receive any additional fee.

  Pursuant to the Non-Employee Directors Option Plan, non-employee directors are also entitled to receive each year a non-qualified stock option to acquire 2,500 shares of the Company's Common Stock (provided that the maximum number of shares subject to options granted to any director may not exceed 30,000 shares). Such options are granted on the date of the annual meeting each year and become exercisable in full one year later. During 1997, each non-employee director was granted such an option to purchase 2,500 Common Shares at an exercise price of $4.50 per share.

          REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  The Compensation Committee is responsible for compensation decisions with respect to senior management of the Company, as well as for organizational development and succession planning within the Company.

  The Compensation Committee's compensation philosophy and policies applicable to executive officers emphasize pay for performance and increased stockholder value within a framework of compensation levels comparable to companies of similar size. Base salary, annual MICP awards, and long-term incentive awards are structured to provide total compensation levels for executive officers that are intended to be below competitive compensation amounts when operating results are at or below acceptable levels and above average levels when results are outstanding or other targets or personal goals are achieved. The Compensation Committee has used outside consulting assistance for plan design and consultant and independent survey data in setting compensation levels and has relied, in the case of officers other than the Chief Executive Officer, on recommendations of the Chief Executive Officer which are reviewed and modified where appropriate by the Committee.

  In recent years, long-term awards have primarily taken the form of stock option grants, which are designed to align the interests of executives with those of the stockholders and reward executives when stockholder value increases. Stock options are granted at an exercise price equal to the market price of the Company's Common Stock on the date of grant.

  Salaries for the Chief Executive Officer and other executive officers are based in part upon a range of salaries for each office developed from a survey of compensation practices at competitive companies. During 1997, Mr. Maloof's base salary was decreased from $225,000 annually to $208,125 annually and Mr. Anthony's base salary was decreased from $145,000 annually to $134,125 annually. In December 1997, Messrs. Maloof's and Anthony's base salaries were reinstated at $225,000 and $145,000, respectively.

  One of the principal elements of variable compensation for senior executive officers is found in the annual MICP awards. In 1997, the possible pay out for 1997 was set at 60% of base salary in the case of the President, 35% of base salary in the case of the Vice President, and between 20% and 30% of base salary in the case of other members of the corporate staff and other key members of the Company. In 1997, awards to management were tied to achievement of goals with respect to increased cash flow and profitability on an equal 50/50 basis.

  The Committee believes that the combination of salary and bonus rewards was appropriate based upon the task imposed upon management to simultaneously operate the business in a very competitive environment and to entertain prospective merger proposals.

  Based on current compensation levels and the present structure of the Company's executive compensation programs, the Committee believes that the compensation payable to executives will not be subject to the limitation on deductibility imposed by the Omnibus Budget Reconciliation Act of 1993. If such limitation should become applicable in the future, the Committee and the Company will determine whether any changes in the Company's compensation programs are advisable.

                                          Stock Option, Compensation,
                                          andOrganizational
                                          DevelopmentCommittee:

                                          Herbert I. Corkin
                                          Charles S. Bird, III
                                          Antonio J. Lorusso, Jr., Chairman

                               PERFORMANCE GRAPH

  The following graph compares the cumulative total return on the Common Stock of the Company for the last five fiscal years with the cumulative total returns of the Russell 2000 index and the Value Line Building Materials Industry Index, assuming an investment of $100 in the Company's Common Stock and each index at the close of trading on December 31, 1992 and the reinvestment of all dividends. The total stockholder return data for the Russell 2000 Index and the Value Line Building Materials Index is provided by Value Line Institutional Services.

                                     CHART


                               BIRD CORPORATION
                    Total Cumulative Shareholder Return for
                   Five-Year Period Ending December 31, 1997


December 31...           1992      1993        1994        1995        1996         1997
----------------------------------------------------------------------------------------
Bird Corporation       100.00     73.97       75.63       40.85       45.82        35.33
----------------------------------------------------------------------------------------
Russell 2000           100.00    118.91      116.55      149.70      174.30       213.00
----------------------------------------------------------------------------------------
VL Building Materials  100.00    129.20       96.42      134.25      150.44       178.86
----------------------------------------------------------------------------------------


                                                                 EXHIBIT (A) (4)

                                LEHMAN BROTHERS

                                                               January 12, 1998

Bird Corporation
1077 Pleasant Street
Norwood, MA 02062

Members of the Board:

  We understand that Bird Corporation ("Bird" or the "Company") proposes to enter into a merger agreement with CertainTeed Corporation ("CertainTeed") pursuant to which CertainTeed will acquire all of the capital stock of the Company for aggregate consideration of $39.8 million in cash and assumption of the Company's outstanding indebtedness, which as of September 30, 1997, was approximately $3.5 million (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the draft merger agreement dated January 9, 1998 among Bird, CertainTeed and BI Expansion II Corp. (the "Agreement").

  We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be paid by CertainTeed in the Proposed Transaction. Our opinion does not in any manner address: (i) the Company's underlying business decision to proceed with or effect the Proposed Transaction or (ii) consideration to be received by any class of stockholders of the Company.

  In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company (including without limitation the Company's recent financial results in comparison to original budget), (4) a trading history of the Company's capital stock from January 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with management of the Company concerning indications of interest received from, and discussions with, potential strategic buyers of the Company with respect to an acquisition of the Company. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and the current competitive environment in its industry, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such projections in arriving at our opinion. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any proposals from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by CertainTeed in the Proposed Transaction is fair to the stockholders of the Company.

  We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

  This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS